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REGISTRANT'S NAME Wacker Chemie AG

*CURRENT ADDRESS Hans-Seidel-Platz 4
81737 München, Germany

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WACKER

ANNUAL REPORT 2005
WACKER CHEMIE AG

CREATING TOMORROW'S SOLUTIONS




4

WACKER FINE CHEMICALS

In the year under review, WACKER FINE CHEMICALS generated some 4 percent of Group sales. The division manufactures both standard and customized fine chemicals based on advanced chemical and biochemical processes. Its products include acetylacetone, chiral synthetic building blocks, cyclodextrins, cysteine and pharmaceutical proteins. The division focuses on producing tailored solutions for growth sectors, such as pharmaceuticals, agrochemicals, cosmetics and food additives.

Profile — € million

	2005	2004	Percent change
Total sales	110.5	103.3	+7.0
EBITDA	17.6	16.1	+9.3
EBIT	10.1	8.5	+18.8
R&D expenditures	6.1	5.9	+3.4
Employees (December 31)	321	311	+3.2


5

WACKER POLYSILICON

WACKER POLYSILICON contributed some 5 percent to Group sales in fiscal 2005. It is one of the global leaders in the manufacture of hyperpure polysilicon. Its product portfolio also includes pyrogenic silicas, chlorosilanes and salt. The division's polysilicon is used in the semiconductor industry and the growing photovoltaic sector. Thus, the polysilicon must comply with extremely rigorous quality standards to meet customer specifications in these application areas.

Profile — € million

	2005	2004	Percent change
Total sales	288.1	258.8	+11.3
EBITDA	90.2	74.5	+21.1
EBIT	66.2	46.7	+41.8
R&D expenditures	5.3	6.0	-11.7
Employees (December 31)	832	769	+8.2


33

Siltronic

In fiscal 2005, Siltronic accounted for some 33 percent of Group sales. As one of the world's largest producers of hyperpure silicon wafers for the semiconductor industry, it is a key supplier for most of the leading chip manufacturers. Focusing on the growing 300-mm wafer market, the division has reinforced its position thanks to its size, technology and high-quality products, as well as its high capacity utilization rates.

Profile — € million

	2005	2004	Percent change
Total sales	925.0	813.7	+13.7
EBITDA	166.7	58.0	+187.4
EBIT	5.8	-100.7	n.m.
R&D expenditures	65.4	71.0	-7.9
Employees (December 31)	5,631	6,032	-6.6

Focusing on Five Divisions


39

WACKER SILICONES

In the year under review, WACKER SILICONES generated some 39 percent of Group sales. As one of the world's largest silicone producers, it has over 3,000 highly specialized and innovative products. Its portfolio ranges from silicone fluids, emulsions, resins, elastomers and sealants to silanes and pyrogenic silicas. The division's products stand out thanks to their considerable potential for adding value. Enhancing both the value and performance of customers' end products, they find application in such sectors as construction, chemicals, cosmetics, textiles, automotive, paper and electronics.

Profile € million

	2005	2004	Percent change
Total sales	1,119.3	1,045.4	+7.1
EBITDA	211.0	189.9	+11.1
EBIT	111.5	105.8	+5.4
R&D expenditures	33.4	33.1	+0.9
Employees (December 31)	3,596	3,596	±0


17

WACKER POLYMERS

WACKER POLYMERS accounted for some 17 percent of Group sales in 2005. The division is a leading producer of state-of-the-art binders and polymer additives in the form of redispersible powders and dispersions, polyvinyl acetates, surface coating resins, polyvinyl butyrals and polyvinyl alcohol solutions. Its products are found in construction chemicals, binders, printing inks, surface coatings and in the paper and automotive sectors.

Profile € million

	2005	2004	Percent change
Total sales	473.8	424.9	+11.5
EBITDA	99.1	102.6	−3.4
EBIT	80.9	80.9	±0
R&D expenditures	7.9	7.4	+6.8
Employees (December 31)	1,000	986	+1.4

As a globally active chemical company with a wide range of state-of-the-art specialty products, WACKER holds leading positions in numerous industrial sectors. WACKER's products are required in many high-growth, end-consumer markets. These include solar power, electronics, pharmaceuticals and beauty care products. WACKER operates some 20 production sites worldwide, supplying over 3,500 products to more than 3,500 customers in over 100 countries. The Group is represented by subsidiaries and sales offices in over 28 countries in Europe, the Americas and Asia – including a strong foothold in China. WACKER's operations are divided into five business divisions: WACKER SILICONES, WACKER POLYMERS, WACKER FINE CHEMICALS, WACKER POLYSILICON and Siltronic.

WACKER at a Glance

			2005	2004	Percent change
RESULT	Sales	€ million	2,755.7	2,504.3	+10.0
	EBITDA	€ million	608.5	447.3	+36.0
	EBIT	€ million	261.2	108.4	+141.0
	Net result	€ million	143.9	−11.4	n.m.*
	Cash flow from operating activities	€ million	452.9	367.4	+23.3
	Net cash flow	€ million	155.8	147.2	+5.8
	Research and development	€ million	146.9	151.8	−3.2
BALANCE SHEET	Total assets	€ million	2,884.5	2,815.4	+2.5
	Equity capital	€ million	936.2	912.1	+2.6
	Equity ratio	Percent	32.5	32.4	
	Capital expenditures for property, plant, equipment and intangibles	€ million	304.4	356.6	−14.6
	Depreciation on property, plant, equipment and intangibles	€ million	347.6	349.6	−0.6
EMPLOYEES	Payroll expenses	€ million	867.8	881.8	−1.6
	Employees (December 31)	Number	14,434	14,688	−1.7

* Not meaningful

CONTENTS

2 INTRODUCTION

5 THE MAGIC OF INNOVATION

GROUP MANAGEMENT REPORT

27 Economic Trends
29 WACKER Group Business Development
32 WACKER's Strategic Course
36 Investments
38 Research and Development
40 Sustainability
41 Employees
42 Prospects and Outlook
44 **WACKER SILICONES**
48 **WACKER POLYMERS**
52 **WACKER FINE CHEMICALS**
56 **WACKER POLYSILICON**
60 **Siltronic**
64 Financial Review
68 Risk Management
70 Supplementary Report

CONSOLIDATED FINANCIAL STATEMENTS

73 Consolidated Income Statement
74 Consolidated Balance Sheet
76 Consolidated Statement of Cash Flows
77 Development of Consolidated Equity Capital
78 Segment Information by Division
79 Segment Information by Region
80 Notes to the Consolidated Financial Statements
116 Supervisory Board, Executive Board, Divisions
118 Auditors' Report
119 Report of the Supervisory Board



DR. RUDOLF STAUDIGL

Human Resources
(Personnel Director)
Site Management
Environment, Chemicals, Safety
Corporate R&D
Corporate Intellectual Property
WACKER SILICONES
Region: Asia

AUGUSTE WILLEMS
(since Jan. 1, 2006)

Corporate Engineering
Sales & Distribution
WACKER POLYMERS
WACKER FINE CHEMICALS
Region: The Americas

DR. PETER-ALEXANDER WACKER
President & CEO

Executive Personnel
Corporate Development
Corporate Communications
Investor Relations
Corporate Auditing
Legal, Tax, Insurance
Siltronic
WACKER POLYSILICON

DR. JOACHIM RAUHUT

Corporate Accounting
Corporate Controlling
Corporate Finance
Information Technology
Procurement & Logistics
Region: Europe

INTRODUCTION BY THE EXECUTIVE BOARD

Ladies and Gentlemen,
Fiscal 2005 was a very successful year for Wacker Chemie AG. We were able to fully exploit our strengths in a growing global economy. Today, we can look back at an eventful year. In a joint effort among our 14,400 employees worldwide, the Group achieved major commercial successes and established key entrepreneurial prerequisites for further profitable growth.

In the year under review, sales and – even more markedly – earnings grew again. Besides our four chemical divisions, Siltronic made a particularly important contribution to our results. With an impressive turnaround, it returned to profit in 2005. Thus, we believe Siltronic is well on the way to meeting our goal that it, too, should recoup at least its cost of capital employed.

Now more than ever, WACKER is a well-positioned chemical company in solid financial shape. In addition, our Group has a sound competitive edge based on several factors. Firstly, our technologically advanced products and solutions assist customers in optimizing their businesses. Our strategic focus here is on innovative applications and dynamic markets offering above-average growth prospects. Another key success factor is WACKER's strong cost position, stemming mainly from our highly integrated production processes and materials cycle. Finally, the Group's leading market positions in 2005 – in most of its business areas – prove that our strategy for profitable growth is on the right track.

Last year's positive results confirm the success of the extensive restructuring measures we have implemented over the past few years. The financial strength that we have gained from our improved cost position and increased divisional productivity – clearly apparent from our 2005 results – have provided us with a flexible and firm foundation for expansion in the future.

Made in the face of great challenges, our investments of recent years in sustainable Group growth are already paying off. Following the success of key projects – such as the development of our Nünchritz site into a "Center of Excellence" for silicone production, the expansion of Siltronic's 300-mm silicon wafer production capacity and the expansion of our polysilicon manufacturing capacity – we are now reaping the benefits of our efforts.

The same applies to our focus on establishing a global presence. Our strategy of profitable expansion in the world's attractive growth markets is the foundation for our enhanced commitment to Eastern Europe and Asia, in particular China.

Since a large percentage of WACKER's total sales comes from international operations, we were able to directly benefit from the economic growth in these regions in 2005 – confirming that we should press ahead with our strategy.

Building on our success in 2005, we intend to further strengthen growth this year. Key steps include our scheduled increases of 300-mm silicon wafer and hyperpure polycrystalline silicon production capacities, as well as our continued expansion into the growing Chinese market. Our successful Initial Public Offering in April 2006 has opened up additional possibilities in terms of corporate financing and entrepreneurial flexibility.

A major contribution to our success last year was the continued trust our customers and business partners placed in us. We would therefore like to thank them and our employees, who have supported our corporate strategy with strong commitment and great loyalty.

The Executive Board of Wacker Chemie AG
Munich, April 2006

Dr. Peter-Alexander Wacker
President & CEO

Dr. Joachim Rauhut

Dr. Rudolf Staudigl

Auguste Willems

We Think Ahead: The Magic of Innovation

As a leading chemical company, Wacker Chemie AG has been firmly committed to progress for over 90 years. That's because we focus on core strengths while applying our expertise to forge new ideas. This strategic approach characterizes the decisions we make and is the powerhouse behind continuous optimization of our products, procedures and manufacturing processes. Through five business divisions, we employ proven methodologies for developing innovative products. This not only results in new and better applications for customers, it also opens up opportunities in today's growth industries and regions. Thus WACKER is, and will remain, a firmly-established global player – harnessing dynamic world markets through technologically advanced products, strong growth, optimized costs and leading market positions. The motto of our success continues to be:

We Think Ahead: The Magic of Innovation







Electricity from sand and sunlight. Rising energy costs and crude oil prices, along with renewable-energy initiatives in certain countries, have made photovoltaic technology an ever more attractive option in recent years. Solar cells are produced from polycrystalline hyperpure silicon. In 2005, WACKER was world leader in the dynamic solar silicon market.



Technologically advanced products. Wacker Chemie AG has earned a reputation as technology leader in many of its business fields thanks to its clear commitment to the research and development of cutting-edge, high-quality products. By steadfastly maintaining its technological lead, WACKER secures its ability to innovate products and solutions that maximize its customers' commercial success.

The outcome of this approach speaks for itself: the technical quality of countless WACKER products differentiates them from commodity products, solidly positioning the WACKER Group as a supplier of superior material alternatives for existing applications. In close liaison with customers, we also offer a host of customized solutions. Intensive expertise-transfer to our customers not only ensures long-term customer loyalty, but also provides WACKER the opportunity of a place in the high-margin segment, beyond the world of commodity products.







High-tech that saves lives. The electronic control system triggers a propellant charge the instant it detects a potentially dangerous accident. This inflates the nylon airbag within fractions of a second. WACKER silicones greatly enhance the quality of airbags. They increase aging resistance, provide heat resistance and ensure elasticity even at low temperatures.

Strong growth. As a global company, WACKER pursues a consistent growth strategy, focusing on innovative application areas and dynamic regional markets. In 2005, one WACKER investment focus was the development of production capacities in China and Singapore, increasing the Group's existing Asian presence.

This growth strategy is also reflected at the product level: WACKER SILICONES utilizes the impressive opportunities presented by siloxane, the precursor of silicones. WACKER POLYMERS has expanded dry-polymer production capacities to reinforce its leading market position. WACKER FINE CHEMICALS concentrates on attractive growth markets and biotech contract-manufacturing. WACKER POLYSILICON is increasing its production capacities for polysilicon, which is much in demand in the solar and semiconductor sectors. The Group's Siltronic division continues to focus on 300-mm wafers, currently the silicon wafer market's growth engine.





The variety of modern microelectronics applications has soared in recent years. Cellphones, automotive electronics, mp3 players and flatscreen monitors – the trend is clear: smaller, slimmer and more powerful. For over 50 years, WACKER has been a world-leading manufacturer of silicon wafers – used to make semiconductor devices and microchips.



Optimized costs. One reason behind Wacker Chemie AG's strength in world markets is its competitive cost structures. Relatively low dependence on the volatile prices of crude oil and raw materials has proved a particular plus.

In all its divisions, WACKER's commitment to consistently optimized cost structures is built on three cornerstones: first, highly integrated production processes at our state-of-the-art plants enable recycling of most by-products. Second, restructuring measures successfully implemented in recent years have consistently improved divisional results. The Group's third cornerstone is its global Joint Venture Strategy, which maximizes synergies while reducing investment and production costs (sometimes substantially).



Silicone applications abound in a diversity of areas, including the construction, chemicals, cosmetics, textiles, automotive, paper and electronics sectors. WACKER is among the world's largest silicone manufacturers. We maintain a decisive cost advantage thanks to our highly integrated production loops.




WACKER
WACKER

Leading market positions. WACKER is a key player in a multitude of attractive markets. Indeed, all our divisions earn most of their revenues in segments where they occupy leading global positions. Take WACKER SILICONES, for example: in 2005, it was the world's third-largest silicones manufacturer and the market leader for silicone masonry protection agents. In the year under review, WACKER POLYMERS positioned itself as the world's number-one producer of redispersible powders, construction dispersions and chewing gum base. WACKER FINE CHEMICALS is the world leader for cyclodextrin and acetylacetone. WACKER POLYSILICON is the second-biggest polysilicon manufacturer and the sector leader for solar polysilicon applications. As the world's third-largest silicon-wafer producer, Siltronic has taken pole position worldwide in such areas as PowerMOS wafers.





An engine of growth, China is erecting more buildings and at a faster rate than almost any other country on Earth. WACKER, as the world leader in redispersible powders and construction dispersions, played a significant role in this growth throughout 2005.



Group Management Report With the USA and China as growth drivers, global economic expansion continued in 2005 despite rising oil prices. The eurozone's economic upturn, however, remained hesitant and Germany's economic recovery sluggish. Most of Germany's chemical industry segments posted revenue and volume gains, primarily stimulated by foreign demand. WACKER benefited from its restructuring measures and the positive economic development, thereby achieving notable sales gains and, in particular, stronger earnings.

27 Economic Trends

29 WACKER Group Business Development

32 WACKER's Strategic Course

36 Investments

38 Research and Development

40 Sustainability

41 Employees

42 Prospects and Outlook

44 Segments

64 Financial Review

68 Risk Management

70 Supplementary Report

ECONOMIC TRENDS[1]



Development of chemical production
in %
10
8
6
4
2
0
-2
-4
-6
-8
2.9
-0.8
-3.1
-6.5
Q1 Q2 Q3 Q4
2001
1.7
2.5
4.8
6.2
Q1 Q2 Q3 Q4
2002
1.2
1.1
-2.2
1.3
Q1 Q2 Q3 Q4
2003
-0.9
0.9
4.7
5.5
Q1 Q2 Q3 Q4
2004
9.3
5.7
7.5
6.1
Q1 Q2 Q3 Q4
2005

Annual percent change, seasonally adjusted, 2000 = 100
Source: VCI (German chemical industry association)

Global Economy Expands Despite Sharply Higher Oil Prices

The global economy delivered another dynamic performance last year. In their joint fall forecast, Germany's leading economic institutes expected 3 percent global GDP growth in 2005. Higher prices for crude oil and other raw materials were offset by the positive stimuli of a still expansive monetary policy, low interest rates, rising asset values and strong corporate earnings. Rapid production growth continued in many emerging markets. Russia and China saw estimated above-average growth of around 6 percent and 9+ percent respectively. The U.S. economy proved extremely robust – with expected GDP growth of 3.6 percent. Rising energy costs dampened household purchasing power, though this was largely offset by a further savings-rate decline. Latin America posted year-on-year GDP growth of 4 percent, with its economic recovery slowing somewhat during the course of 2005. Registering 2.3 percent real GDP growth, Japan's economy continued expanding, thanks to booming domestic demand.

Hesitant Eurozone Recovery

At 4.1 percent, growth momentum in the EU's newly-admitted Central and East European member countries carried over almost seamlessly from the previous year. In contrast, Great Britain's GDP growth rose a moderate 1.9 percent. The eurozone's overall economic pace continues to be quite weak – with GDP increasing only 1.3 percent. High oil prices dampened

[1] All figures and trend-related statements in the "Economic Trends" section are based on the following sources:
- Cf. here and hereinafter: "Die Lage der Weltwirtschaft und der deutschen Wirtschaft im Herbst 2005" (only in German), publ. Arbeitsgemeinschaft deutscher wirtschaftswissenschaftlicher Forschungsinstitute e.V., Essen, October 19, 2005
- OECD Economic Outlook No. 78, December 2005
- Cf. statements by Werner Wenning, President of the German chemical industry association (VCI) on the occasion of the VCI's annual press conference in Frankfurt on December 7, 2005

Development of chemical industry producer prices in %


6
5
4
3
2
1
0
-1
-2
-3
-4
-5
5.5
3.4
1.0
-1.3
-4.2
-2.8
-1.0
0.4
3.4
2.3
-0.2
-0.3
-0.8
-1.2
2.3
4.1
4.1
4.1
2.3
2.3
Q1
Q2
Q3
Q4
2001
2002
2003
2004
2005

Annual percent change, seasonally adjusted, 2000 = 100
Source: VCI (German chemical industry association)

domestic demand. In the year's first half, the higher euro's impact continued to be felt, too. The individual member states' economic performance varied. Whereas Ireland, Luxembourg, Spain and Greece experienced well-above-average growth, Portugal, the Netherlands and Italy fell far short of their 2004 growth rates. Germany's economy once again made a modest show-ing, with continued reliance on exports. Real domestic demand there remained more or less unchanged over the past year. With expected GDP growth under 1 percent, Germany is once again below the eurozone average.

Chemical Industry Upturn[2]

The global economy's vibrancy positively influenced the German chemical industry's production and sales figures. Except for a brief second-quarter lull, chemical output grew steadily throughout the year. The German chemical industry association (VCI) expects some 6 percent production growth for the whole of 2005. Chemical feedstock manufacturers made a particularly strong contribution here. Inorganic basic chemicals, for example, rose 14.5 percent. Petrochemicals and polymers gained 5 percent each. Agrochemical and pharmaceutical manufacturers enjoyed a successful year, too – growing 12.5 percent and 11 percent, respectively. Overall German chemical industry sales climbed some 7 percent to €152 billion. Exports provided the strongest impulses, rising 8 percent to €81.5 billion. A 3 percent hike in producer prices did not offset increasing raw-material costs throughout the year. Consequently, second-half margins were squeezed – especially for basic chemical products.

[2] Regarding the figures and trends in this section, cf. statements by Werner Wenning, President of the German chemical industry association (VCI) on the occasion of the VCI's annual press conference in Frankfurt on December 7, 2005.

Group Sales Up Substantially

With foreign markets accounting for nearly 80 percent of its sales, WACKER clearly profited from the accelerating global upswing, primarily driven by Asia, the USA and Eastern Europe. The company's chemical and semiconductor divisions all posted notable volume gains for 2005. In addition, extensive restructuring measures had a positive effect. WACKER initiated these measures in mid-2003 and has progressively implemented them over the past two years. Productivity growth was strong in many areas, as production costs dropped – in some cases sizably. Though still weak in Q1 2005, the U.S. dollar recovered strongly throughout the remainder of the year, thereby strengthening exchange-rate-dependent sales. WACKER's revenues rose in 2005 by 10 percent to €2.76 billion (2004: €2.5 billion), thus outperforming the preliminary VCI sector average of around 7 percent.


Group sales
€ million
3,000
2,500
2,000
1,500
1,000
500
0
2,504.3
2,755.7
2004
2005

All Business Divisions Post Sales Gains[4]

All WACKER's business divisions increased year-on-year sales. The only differences were in the magnitudes of the gains. Siltronic came out on top with 13.7 percent growth – the semiconductor segment boosted its total sales to €925 million (2004: €813.7 million). WACKER POLYMERS and WACKER POLYSILICON virtually tied, with gains of 11.5 percent and 11.3 percent respectively. In the year under review, WACKER POLYMERS generated total sales of €473.8 million (2004: €424.9 million) and WACKER POLYSILICON achieved total sales of €288.1 million (2004: €258.8 million). WACKER SILICONES boosted its already high prior-year total sales figure by 7.1 percent to €1,119.3 million (2004: €1,045.4 million). At WACKER FINE CHEMICALS, total sales hit €110.5 million (2004: €103.3 million), up 7 percent compared to 2004.

Foreign Markets as Growth Driver[5]

Group sales continued to profit from WACKER's growing international business in 2005. WACKER's international sales climbed 12.7 percent to €2,183.4 million (2004: €1,937.7 million). 79.2 percent of sales (2004: 77.4 percent) were generated outside Germany. Once again, Asia showed particularly strong growth. The Group's year-on-year Asia + ROW sales climbed

[3] All business figures from fiscal 2005 and 2004 here and hereinafter according to IFRS. Due to the switchover in Group accounting from HGB (German Commercial Code) to IFRS, the figures in this Annual Report differ from those published in the 2004 Annual Report. A reconciliation of the 2004 Annual Report figures of HGB/IFRS is shown under Figure 26 of the Notes to the consolidated financial statements in accordance with IFRS regulations.

[4] Here and hereinafter, all divisional sales figures refer to individual total sales, i.e. including all internal sales generated with other Group entities. External, internal and total divisional sales are listed separately in the Management Report's business division sections, as well as in the consolidated financial statements.

[5] All regional sales figures mentioned in this section are external and categorized according to customers' locations. External sales according to company headquarters are presented in the consolidated financial statements.

30.2 percent to €728.1 million (2004: €559.1 million). Those regions now account for 26.4 percent of consolidated sales (2004: 22.3 percent). Business in the Americas also fared well. In 2005, WACKER expanded sales there by 12.5 percent to €615.3 million (2004: €547.2 million). This region's Group sales share was 22.3 percent (2004: 21.9 percent). In Europe (excluding Germany), the Group generated sales of €840 million (2004: €831.4 million) – a 1 percent increase. Central and Eastern European countries, including Russia, experienced particularly high growth rates. In the year under review, WACKER posted an 18 percent increase there. European markets' share of Group sales (excluding Germany) declined slightly year-on-year to 30.5 percent (2004: 33.2 percent) as a consequence of above-average growth in Asia and the Americas. German sales rose 1 percent to €572.3 million (2004: €566.6 million).

Above-Average Earnings Growth

The Group's earnings rose even more rapidly than sales. EBIT amounted to €260.9 million (2004: €110.4 million). This includes non-recurring earnings of €22.7 million from divested interests and financial claims, as well as reversal of €10 million in provisions and accruals for liabilities connected to the prior sale of an investment. Moreover, Siltronic posted a €4 million gain due to reversal of structural provisions and impairments on fixed assets in 2005. The corresponding prior-year expense was €16.6 million. Adjusted for these special items, EBIT for 2005 reached €224.2 million compared to €126.7 million in 2004 – a year-on-year earnings improvement of €97.5 million. At €155.8 million (2004: €147.2 million), net cash flow was somewhat above the prior-year figure. WACKER achieved the strong earnings increase (despite higher raw-material prices) primarily via growth and ongoing productivity enhancements in its operative business. With the global upswing boosting demand for the Group's products, capacity utilization remained high at many business divisions. Hugely improved semiconductor-segment earnings had a particularly positive impact on consolidated Group profits.

Analysis of the individual business divisions shows that WACKER notably increased its profitability – in both its chemical and semiconductor businesses. In the year under review, WACKER SILICONES generated an EBIT of €111.5 million (2004: €105.8 million), 5.4 percent more than a year earlier. WACKER POLYMERS' EBIT remained at the high prior-year level of €80.9 million (2004: €80.9 million). WACKER FINE CHEMICALS and WACKER POLYSILICON achieved strong earnings gains. Here, WACKER FINE CHEMICALS' EBIT was €10.1 million (2004: €8.5 million), an 18.8 percent increase. WACKER POLYSILICON boosted its EBIT by a strong 41.8 percent to €66.2 million (2004: €46.7 million).

Siltronic significantly contributed to higher consolidated Group profits. The division's 2005 EBIT was €5.8 million (2004: €–100.7 million). Compared with the prior year, this represents an improvement of over €106 million. Besides the positive semiconductor market outlook, this was primarily the result of an extensive, rigorously implemented restructuring program. Over the past two years, Siltronic has continued focusing on the wafer sector's 300-mm segment, with its above-average growth, and has further optimized costs for smaller diameter wafers.

2005's sales and earnings achievements confirm the effectiveness of Group cost-cutting and productivity-boosting measures initiated and implemented since 2003. Siltronic has been generating positive results since the beginning of 2005's second half and posted a positive full-year EBIT. The four chemical divisions' profits again exceeded the respective capital-cost estimates – another key contribution toward sustainable and profitable Group growth.



EBIT
€ million
300
250
200
150
100
50
0
260.9
110.4
2004
2005



Net cash flow
€ million
180
150
120
90
60
30
0
147.2
155.8
2004
2005

WACKER'S STRATEGIC COURSE

All WACKER's business divisions follow a strategy of profitable expansion in attractive growth markets – both regionally and technologically. The Group's business divisions target their investments toward segments in which WACKER already has strong positions and extensive technological expertise. The clear focus on high product quality and excellent customer service is another key pillar in the Group's strategic positioning. WACKER continued pursuing these aims in the year under review via a series of portfolio measures and expansion projects.

Group Portfolio Strategy

Peripheral Activities Sold
To further sharpen the focus of its business portfolio, WACKER sold two peripheral activities in the year under review. On February 2, 2005, the Group sold its proprietary diesel exhaust-gas catalytic converter technology to Süd-Chemie AG. The sale encompassed the respective technical intellectual property, coating facilities and associated testing equipment. On July 1, 2005 the Swiss SICPA Group acquired WACKER's liquid crystal pigments business, serving the engraving, security printing, industrial and decorative sectors. Both these sales pertain to non-core WACKER technologies, with better development opportunities at other companies.

Biotech Competence Enhanced
On January 1, 2005, WACKER acquired the biotech company ProThera GmbH, based in Jena, Germany. The company now operates as Wacker Biotech GmbH. The acquisition expands WACKER FINE CHEMICALS' existing custom pharmaceutical manufacturing activities by adding contract development and production of pharmaceutical proteins. The measure is WACKER's response to pharmaceutical customers' increased demand for biologics to treat diseases such as cancer, multiple sclerosis and hepatitis. In the year under review, Wacker Biotech GmbH already initiated a series of very promising projects for customers. For example, Wacker Biotech GmbH performed a feasibility study for MorphoSys AG to produce antibody fragments via WACKER's E. coli secretion system. WACKER's system is a significantly simpler

Total sales € million

	2005	2004	Percent change
WACKER SILICONES	1,119.3	1,045.4	+7.1
WACKER POLYMERS	473.8	424.9	+11.5
WACKER FINE CHEMICALS	110.5	103.3	+7.0
WACKER POLYSILICON	288.1	258.8	+11.3
Siltronic	925.0	813.7	+13.7
Other/Services	−161.0	−141.8	−13.5
Group	2,755.7	2,504.3	+10


Sales by region
€ million
1,000
900
800
700
600
500
400
300
200
100
0
566.6
572.3
831.4
840.0
547.2
615.3
559.1
728.1
Germany
Europe (excluding Germany)
The Americas
Asia and other regions
2004
2005

and more cost-effective way to obtain high yields of certain antibody fragments for research and as active ingredients in diagnostic and therapeutic applications. A joint agreement allows MorphoSys to use WACKER's secretion system in lab-scale production of antibody fragments for therapeutic projects.

WACKER's Regional Strategy

Global Value-Creation Network

WACKER has an established global profile. The Group operates around 20 production sites worldwide and has subsidiaries and sales offices in over 28 countries in Europe, the Americas and Asia.

Based on current business developments and OECD economic projections, WACKER anticipates above-average growth in Eastern Europe and Asia – particularly China. For this reason, the Group continued expanding its presence and capacity in these regions in the year under review.

Chinese Presence Bolstered

On August 31, 2005, WACKER commissioned a new redispersible-powder production facility in China. Capital expenditures for the new facility at the Zhangjiagang site (Jiangsu province) total some €10 million, including all infrastructure activities. Redispersible powders are used in products such as tile adhesives, joint fillers, mineral plasters, sealing slurries, gypsum, repair mortars, self-leveling flooring compounds and powder paints. The erection of a spray dryer in China is intended to secure and expand WACKER's leading position in this key growth market.

On October 10, 2005, WACKER announced a joint venture with Dymatic Chemicals Inc. in Shunde (Guangdong province) to produce and market silicone products primarily used in the textile, leather and fiber sectors. The joint venture aims to supply the Chinese market with silicone emulsions and process auxiliaries ideally suited to local needs. Via Dymatic's extensive distribution network, WACKER expects to penetrate China's textile, leather and fiber markets far more quickly than would have been possible alone. In return, Dymatic gains access to state-of-the-art silicone products.

Chinese, Brazilian and Russian Technical Centers Expanded

In September 2005, WACKER augmented its Shanghai technical center with a new test laboratory for silicone elastomers. The lab serves to develop silicone applications in the electrical and electronics sectors, as well as injection-molding methods for liquid silicone rubber. The expansion activities are aimed at effectively helping Chinese customers conceive new silicone products and processing technologies. Established in 2000, the technical center offers customers expert assistance for creating and testing new silicone and polymer products and applications.

On October 5, 2005, WACKER opened a new technical center in Jandira, Brazil. The Group aims to thereby offer South American customers even better support for new product developments and to promote internationally recognized quality standards in the construction industry. Via this technical center, WACKER can develop new formulations geared to local raw materials and environmental conditions – hence further enhancing service to customers and distributors.

On October 8, 2005, WACKER officially inaugurated a test wall at its Moscow technical center. The specially designed concrete wall subjects exterior insulation and finish systems to the toughest of climatic conditions. Aging and weathering processes are accelerated to ascertain a material's stability and effectiveness.

Enhanced Group Structure and New Legal Form

Since January 1, 2005, WACKER has been operating with a new organizational structure comprising the five business divisions WACKER SILICONES, WACKER POLYMERS, WACKER FINE CHEMICALS, WACKER POLYSILICON and Siltronic. WACKER considered the fusion of fine-chemical and biotech activities into a new division a prerequisite for the targeted exploitation of future technological and market-related developments in these sectors. For the same strategic reason, the Group also transferred its polysilicon activities to an independent business division.

Effective November 23, 2005, WACKER switched its legal form from a private limited company (GmbH) to a stock corporation (AG). WACKER made this decision to gain the greater financing and entrepreneurial flexibility offered by the new legal form.

INVESTMENTS


Investments
€ million
365.7
296.8
350
300
250
200
150
100
50
0
2004
2005

Investments Above Industry Average

In the year under review, WACKER carried on with existing investment plans and initiated new projects. The Group views this as an important precondition for future sustainable long-term growth. In 2005, WACKER's investments totaled €296.8 million (2004: €365.7 million). For project-related reasons, the year-on-year figure declined by 18.8 percent. Nonetheless, the Group investment ratio of 10.8 percent, which is the volume of investments as a percentage of sales, is once again above the German chemical-industry average. The VCI-estimated average investment ratio of German chemical companies is 3.5 percent.

Semiconductor activities play a large role in WACKER's high investment ratio. An example in the year under review was timely expansion of 300-mm silicon-wafer production capacity at the Freiberg site in Germany. Aside from investments in plant renewal and measures to eliminate individual production bottlenecks, funds flowed primarily into key projects crucial for the Group's long-term growth. Consequently, WACKER pressed ahead with the expansion begun five years ago of its Nünchritz (Germany) Center of Excellence for the production of silicones. WACKER POLYSILICON increased its production capacity for polycrystalline hyperpure silicon in Burghausen, Germany. Further investments went toward expanding Group operations at the Zhangjiagang site in China. A key focus there in 2005 was the construction of a new production facility for redispersible powders.

Major Investment Projects in Detail:

Production Capacity Increased for Polycrystalline Hyperpure Silicon
On April 21, 2005, WACKER announced a further increase in production capacity for polycrystalline hyperpure silicon at its Burghausen site. A new production facility's cornerstone was laid on January 12, 2006 – with completion expected by the end of 2007. It is slated to have a nominal capacity of 3,500 metric tons annually. WACKER is investing about €200 million in the new plant. Together with other expansion activities already initiated, this should boost WACKER's annual polysilicon capacity from 5,500 tons in the year under review to over 9,000 from early 2008 on. Expanding output is WACKER's answer to soaring global demand for hyperpure polycrystalline silicon. The main growth driver is the photovoltaics industry, which requires silicon for the manufacture of solar cells. WACKER has earmarked investments totaling about €400 million for progressively expanding polysilicon operations between 2000 and 2007.

Capacity Expansion for 300-mm Silicon Wafers Announced
As planned, Siltronic increased 300-mm wafer production at its Freiberg site in the year under review. On November 23, 2005, the division announced additional measures to expand 300-mm wafer capacity in Germany. To this end, Siltronic intends to invest over €100 million at its Burghausen and Freiberg sites. Burghausen's 300-mm wafer capacity is set to supplement 2005's 75,000 per month by adding another 60,000 per month in the coming years. Freiberg plans to add capacity for 50,000 wafers per month to its originally scheduled final capacity of around 150,000 wafers per month. This investment program is strongly supported by a company-specific collective bargaining agreement increasing the workweek (by 1.5 hours) to 39 hours without a pay increase. The agreement came into effect January 1, 2006. Managerial staff and Siltronic's Executive Board are also making a comparable financial contribution.

Nünchritz Site Expansion Continues
In the year under review, WACKER continued to develop Nünchritz into a Center of Excellence for silicone production. In early October 2005, a new monomer production facility came on stream there. Alongside methylchlorosilane, the new plant's main product is siloxane, which serves as the key precursor for silicone products. Since 2000, WACKER has invested over €400 million in expansion of its Nünchritz production facilities for silicones and their precursors, as well as in infrastructure, environmental protection and safety equipment.

RESEARCH AND DEVELOPMENT


R&D expenditure
€ million
160
140
120
100
80
60
40
20
0
150.6
146.9
2004
2005

R&D Expenditures Remain High

Spending on research and development dropped slightly to €146.9 million (2004: €150.6 million). WACKER's R&D quotient – research and development spending as a percentage of sales – totaled 5.3 percent in the year under review. The individual business divisions mainly focus on semiconductor technology, silicone chemistry, polymer chemistry, fine chemicals and biotechnology, as well as innovative processes for producing polycrystalline silicon. At the "Consortium für elektrochemische Industrie" – the Group's corporate research facility – some 200 employees currently conduct research in catalysis and processes, functional materials, polymer chemistry, organic synthesis, and biotechnology. In the year under review, Consortium research groups focused on the following fields:

Catalysis and Processes

After the sale of diesel exhaust-gas catalytic converter activities to Süd-Chemie AG, all projects focus on developing novel high-performance catalysts and alternative process technologies. The search for cost-efficient "hydrosilylation" catalyst systems – which involve a base reaction to produce organofunctional silanes and silicone polymers at WACKER SILICONES – resulted in a catalyst class with high activity and selectivity. Furthermore, new process technologies such as microreaction or the use of microwaves in chemical processing were intensely researched. The research group was able to develop new production processes – for the synthesis of two specialty silanes – that are clearly superior to conventional methods. Transfer of the new processes to pilot scale has already begun.

Functional Materials
Innovative power generation concepts are increasingly important due to rising energy costs. WACKER has been working in this area as part of its energy-related technology platform for some time now. Currently, the Functional Materials research group is concerned with developing membrane materials to be used in a wider temperature range. Aside from power generation, possible future application fields include power storage and photovoltaics.

Polymers
The Polymers research group develops new materials and processes as starting materials for new products and technologies in the various business divisions. Currently, the focus is on hybrid systems – either different interlinked polymers or particle-matrix composites. A key focus is on (nano) particles of all types. The particles are functionalized using WACKER's proprietary silane-chemistry technology and then covalently incorporated into polymer matrices. Such composites enable novel material properties beneficial for applications involving scratchproof and easy-to-clean coatings. These composites also open up very promising prospects for the production of particularly high-strength adhesives and sealants.

Organic Synthesis
Organic synthesis processes form the foundation of many of WACKER's established processes and products. The Organic Synthesis research group develops new fundamental expertise to reflect the Group's existing products. This secures the business divisions' current fields of work and simultaneously serves as a starting point for novel technologies and products. Beside enzymatic and catalytic processes to produce pharmaceutical and agrochemical chiral precursors, another research focus involves development of new continuous processes for manufacturing fine chemicals. A further focus lies in interlinking organic chemistry and silicon chemistry to provide a basis for new solutions in technical applications.

Biotechnology
In 2005, this research group's activities focused on biotech research in the microbial production of pharmaceutical proteins. WACKER's proprietary protein secretion system E. coli WCM105 was enhanced and expanded for use in various recombinant eukaryotic proteins. The optimized system was successfully implemented in numerous Wacker Biotech GmbH projects for customers. For example, collaboration with MorphoSys AG to produce antibody fragments succeeded in generating previously unattainable yields. In addition, WACKER's cysteine production process was further optimized via metabolic engineering in the year under review. The Group successfully applied these process improvements to production. Furthermore, it was possible to markedly reduce production costs for chiral alcohols via enhanced biotransformation techniques using whole cells as catalysts. The research group also focused on fermentation and enzymatic processes for the manufacture of unnatural amino acids.

Reportable accidents within the Domestic Group



25
20
15
10
5
0
20.4
18.8
16.8
15.8
14.9
1.3
1.4
1.7
1.5
1.8
2001
2002
2003
2004
2005
1,000 employee rate – VCI (German chemical Industry association)
1,000 employee rate – WACKER

Per 1,000 employees:
Number of reportable accidents involving more than three days of work absence per 1,000 employees and year

WACKER attaches great importance to environmental protection, health and safety. The Group continually strives to minimize raw-material and energy consumption in its products and production processes, as well as to further reduce emissions, waste and wastewater.

In 2005, the Group again decoupled rising production quantities from emissions and resource consumption. Contributing factors are emission-reduction measures (such as state-of-the-art wastewater treatment and exhaust-air purification systems) as well as ongoing efforts to optimize individual production steps. A further aspect in minimizing emissions and resource consumption is the consistent recycling of manufacturing-process byproducts as starting materials for further processing. To a very large degree, exhaust heat is utilized at WACKER. In addition, the Group strives to recycle production auxiliaries in closed systems. One example of a highly integrated material loop is WACKER Burghausen's integrated silicon-based production system, in which silanes, hyperpure silicon and pyrogenic silicas are manufactured. Together, these form the basis for some two-thirds of the Group's products.

An important aspect of WACKER's integral environmental policy is product safety as seen over entire product life cycles – from production and recommended use right through to their disposal. To this end, WACKER continually expands its knowledge of products' and production processes' impact on people and the environment.

The Group views employee health and safety as another core element of sustainable corporate governance. Systematic health and safety protection at WACKER encompasses cross-site regulations, regular hazard determination and work-area monitoring, as well as a comprehensive "Health Protection and Health Promotion" initiative to minimize work accidents, lost working hours and work-related illness. In the year under review, the Group's accident rate of 4.3 per million working hours was again probably below the German chemical industry average. Germany's chemical industry trade association states a sector figure of 5.93 for 2004.[6]

To devise and test safety strategies, external specialists work with WACKER's technical teams and experts from its production, engineering and plant-engineering units as early as the plant planning stage. Their aim is to ensure safe plant operation and failure-free manufacturing processes. In doing so, the Group systematically utilizes its many years of experience in research, process engineering and the construction and operation of chemical plants.

[6] Cf. Responsible Care 2005, published by the German chemical industry association (VCI)

EMPLOYEES

Employee Numbers Decline Slightly
On December 31, 2005, WACKER had 14,434 (2004: 14,688) employees worldwide – a slight decline of 1.7 percent compared to the prior-year figure. Though employee numbers dropped at Siltronic, they rose at WACKER POLYMERS and WACKER POLYSILICON. Total 2005 payroll costs also declined slightly, to €867.8 million (2004: €881.8 million). Thereof, social insurance costs, including the company pension fund, accounted for €165.3 million (2004: €170.5 million). Additional funds were spent on non-mandatory benefits and vocational training.

Employees (December 31)



18,000
15,000
12,000
9,000
6,000
3,000
0
17,058
16,637
15,622
14,688
14,434
2001
2002
2003
2004
2005

	2001	2002	2003	2004	2005
International	4,332	4,140	3,345	3,344	3,344
Germany	12,726	12,497	12,277	11,344	11,090

High Level of Training
The number of vocational training positions at German locations remained virtually constant compared to the prior year. Currently, 621 young people (2004: 628) are enrolled in scientific, technical and business administration courses. The large number of training positions again underscores the Group's commitment to vocational training. First, WACKER seeks to secure the employee expertise needed to ensure sustained high quality for its sophisticated products and solutions. Second, WACKER views young peoples' access to first-class vocational training as part of its social responsibility.

WACKER offers employees diverse qualification and training programs to further develop expertise and expand personal and social skills. This comprises in-house and external seminars as well as interactive web-based training. Topics range from the environment, occupational safety and leadership, to languages, intercultural training and special classes for enhancing professional qualifications. In 2005, the Group spent €4.9 million on advanced training measures in Germany alone (2004: €4.5 million).

Active Idea Management for Corporate Success
WACKER views the systematic and targeted management of employees' ideas and improvement suggestions as a key contribution to sustained corporate success. To this end, the Group encourages employees to actively help optimize workflows and corporate processes. In the year under review, employees submitted over 3,000 improvement suggestions, of which some 70 percent were implemented. The estimated benefit to the Group was some €3 million. The dedicated employees received sizable bonuses for their innovative ideas.

PROSPECTS AND OUTLOOK

Annual percent change
Source: HWWA Report No. 258, fall 2005


Real GDP
in %
10
8
6
4
2
0
1.6
0.8
1.2
2.1
1.3
1.8
2.4
1.6
2.1
4.2
3.6
3.3
9.5
9.2
8.5
Germany
Eurozone
EU 25
USA
China
2004
2005
2006

Numerous economists forecast continued global economic expansion in 2006. The International Monetary Fund expects global GDP growth of 4.3 percent – or, adjusted for exchange rates, 3.2 percent.[7] German economic institutes expect global real GDP to rise by slightly over 3 percent in 2006.[8] This forecast assumes as prerequisites relatively stable oil prices and exchange rates. However, researchers do not rule out weaker growth if unexpected shifts occur here. Most emerging countries can expect above-average growth rates, albeit not quite as high as 2005. China particularly should continue to serve as a market driver, with forecast growth of 8.5 percent. At 3.3 percent, the USA is expected to almost exactly match the global average.

For the 25 EU member countries and the eurozone, analysts predict slightly accelerated growth of 2.1 percent and 1.8 percent respectively compared to the previous year. This year's 1.2 percent forecast for Germany is somewhat higher than in 2005. Within the EU, however, Germany still ranks toward the bottom.

Though Germany's chemical industry is not expected to repeat 2005's high growth rates, the sector is optimistic about the current year due to continuing economic growth.[9] For 2006 as a whole, the VCI expects German chemical-industry production to expand 2.5 percent. Total sector sales there should rise 3.5 percent. Foreign sales will probably outpace domestic sales again this year.

The SEMI industry association sees annual silicon-wafer market growth averaging 9 percent until 2008. The 300-mm wafer segment should experience above-average growth of 34 percent.[10] This largely corresponds to Gartner's growth estimates of 9 percent for the total market and 37 percent for the 300-mm segment over the same period.[11]

WACKER assumes that the stable economic growth predicted for 2006 will positively impact Group results, too. Provided no unexpected shifts (e.g. prices for oil and raw materials, exchange rates or global geopolitical stability) impair economic conditions, Group sales and EBIT should rise again this year. WACKER views its chemical sectors' cost-cutting and productivity-boosting successes to date – and particularly, Siltronic's return to profitability – as a solid foundation for further growth and sustainable profitability gains.

[7] International Monetary Fund, September 2005 WEO database
[8] Cf. here and hereinafter: "Die Lage der Weltwirtschaft und der deutschen Wirtschaft im Herbst 2005" (only in German), publ. Arbeitsgemeinschaft deutscher wirtschaftswissenschaftlicher Forschungsinstitute e.V., Essen, October 19, 2005
[9] Cf. statements by Werner Wenning, President of the German chemical industry association (VCI) on the occasion of VCI's annual press conference in Frankfurt on December 7, 2005
[10] SEMI SMG Midyear Forecast Results, September 2005
[11] Gartner, August 2005

A world-leading silicones producer. Sales and earnings increased. Presence in China expanded. Further sales growth expected for 2006.

Production sites

Germany:	Burghausen, Kempten, Nünchritz
Brazil:	Jandira
China:	Shanghai, Zhangjiagang[12]
India:	Kolkata
Japan:	Akeno
USA:	Adrian, Michigan Chino, California Duncan, South Carolina

Products

Silanes, silicones
Silicone fluids, emulsions
Silicone elastomers
Silicone sealants
Silicone resins
Silicas

Application areas

Construction industry
Paints and coatings
Chemical and cosmetics industries
Textile and leather industries
Paper and film coating
Fabric coating
Electrical and electronics industries
Insulation
Mechanical engineering and metal processing
Medical technology
Automotive
Communications
Office equipment and household appliances
Plastics and rubber processing
Moldmaking

Profile € million

	2005	2004	Percent change
External sales	1,081.8	1,008.9	+7.2
Internal sales	37.5	36.5	+2.7
Total sales	1,119.3	1,045.4	+7.1
EBITDA	211.0	189.9	+11.1
EBIT	111.5	105.8	+5.4
R&D expenditures	33.4	33.1	+0.9
Employees (December 31)	3,596	3,596	±0

Share in Group sales (%)


39

Leading Market Position as Competent Partner for Customers

Offering over 3,000 silicone products, WACKER SILICONES ranks among the world's leading manufacturers of silicones and silanes. With a 13 percent global market share, the division is the world's third-largest producer of silicone products.[13] WACKER SILICONES has an even stronger position in energy-sector elastomers and silicone fluids for certain printing processes such as "non-impact printing." WACKER is the global market leader in silicone applications for masonry protection. The business division's product portfolio ranges from silicone fluids, emulsions, elastomers, sealants and resins through pyrogenic silicas to silanes, used as adhesion promoters, surface modifiers and crosslinkers. Silicones' highly diverse properties open up a vast variety of potential uses in intelligent, customized solutions for numerous sectors. Key application areas include the engineering, electronics and chemical industries, as well as manufacturing of cosmetics, textiles and paper.

Drawing on its wealth of products and extensive employee expertise, the business division offers its customers tailored, one-stop solution strategies. These include the joint development of innovative products, applications and production processes, as well as lab support for product formulation and customers' product certification, plus assistance in scaling up to mass production. WACKER SILICONES thereby supports its customers with suggestions that cut their costs and streamline their business processes.

Business in 2005: Sales Up, Earnings Power Bolstered

The global silicones market has grown steadily over the past few years. Worldwide silicone-product sales totaled some €7.2 billion in 2005.[14] Currently, a shortage of the raw material siloxane is determining global silicone market growth.

[12] From January 2006
[13] Bowrey Consulting, February 2006
[14] Bowrey Consulting, February 2006

WACKER SILICONES' sales increased 7.1 percent to €1,119.3 (2004: €1,045.4) million in the year under review. First, this sales rise is based on price increases. Second, the quantities produced in the year under review exceeded the prior-year figures. This was achieved despite a deflagration at Nünchritz's new siloxane plant in late June. Damages delayed commissioning by three months. In regional terms, the largest growth was achieved in Asia. Of the individual product groups, elastomers – used in the electrical and electronics industries, as well as plastics and rubber processing – posted the strongest sales growth. In 2005, WACKER SILICONES' EBIT was €111.5 million (2004: €105.8 million), an increase of 5.4 percent compared to the prior-year figure. The main earnings-improvement drivers were sales growth and productivity increases.

Presence in China Expanded

WACKER SILICONES is focusing on global competitiveness via efficient cost structures at its integrated sites in Burghausen and Nünchritz. Plus, it offers customer proximity through a worldwide presence. Local added value plays a key role along with the technical centers, which provide WACKER SILICONES customers with on-site product and solution-related expertise.

Besides ongoing scheduled development of Nünchritz into a Center of Excellence for silicone production, WACKER SILICONES also focused on expanding its Asian activities in the year under review. This region's silicone sales have already reached European levels in terms of market volume. In particular, WACKER SILICONES expects China's importance as a silicones market to continue increasing over the next few years.

For this reason, the business division started gearing up in 2005 for construction of production facilities at Zhangjiagang in China. Besides erecting a silicone elastomer plant scheduled to come on stream in spring 2006, WACKER SILICONES started construction preparations for further plants to produce silicone products and pyrogenic silicas. Construction of a siloxane plant – jointly by WACKER and Dow Corning, again in Zhangjiagang – is expected to proceed as soon as the final remaining regulatory approvals have been issued.

In 2005, WACKER SILICONES enhanced its Shanghai technical center with a new test lab for silicone elastomers. The business division can now provide Chinese silicone customers with even more expertise for developing novel products and processing technologies.

Concurrently with site expansions, WACKER SILICONES worked on strengthening and accelerating its market penetration in China during 2005. A leading textile manufacturing region, China now ranks among the largest textile-auxiliaries markets. To penetrate this sector rapidly, the business division founded a joint venture with a leading Chinese supplier of silicone-based textile auxiliaries in Shunde (Guangdong province). WACKER DYMATIC SILICONES SHUNDE Co. Ltd. uses market channels established by Dymatic Chemicals Inc. to sell WACKER SILICONES products for the textile, leather and fiber industries.

Product Portfolio Streamlined

With the strategic goal of focusing divisional resources on the most attractive market segments, WACKER SILICONES sold its liquid crystal pigments operations to the Swiss SICPA Group on July 1, 2005. The transaction involved application-related technical expertise for the engraving, security printing, industrial and decorative sectors, along with accompanying production equipment and patent and trademark rights for HELICONE® and POLARSHIFT®.



Prospects and Outlook: Continued Expansion and Rising Sales. Nünchritz site expansion should continue as scheduled in fiscal 2006. Additionally, the division intends to foster construction of production plants for siloxane, pyrogenic silicas and finished silicone products at the Zhangjiagang site in China. Based on economists'[15] positive expectations for global economic growth in 2006 – and the resultant stimulus to key application sectors, WACKER SILICONES anticipates rising sales this year.

Silicones have a range of applications in the car. Whether as interior moldings, gaskets, airbag coatings or paint additives – silicones' innovative properties help make cars safer, more environmentally sound, comfortable and efficient.

[15] "Die Lage der Weltwirtschaft und der deutschen Wirtschaft im Herbst 2005" (only in German), publ. Arbeitsgemeinschaft deutscher wirtschaftswissenschaftlicher Forschungsinstitute e.V., Essen, October 19, 2005 and OECD Economic Outlook No. 78, December 2005

Strong in construction chemicals and polymer additives. Higher sales. Regional expansion continued. Growth expected in 2006.

Production sites

Germany:	Burghausen
USA:	Calvert City, Kentucky
China:	Wuxi, Zhangjiagang

Products

- Redispersible powders, construction dispersions
- Solid resins, surface coating resins
- Polyvinyl butyrals

Trademarks

- VINNAPAS
- VINNOL
- VINNEX
- PIOLOFORM
- POLYVIOL

Application areas

- Construction
- Paints and coatings
- Printing inks
- Textiles
- Automotive interior trim
- Paper and ceramics
- Chemical industry

Profile			€ million
	2005	2004	Percent change
External sales	473.0	424.1	+11.5
Internal sales	0.8	0.8	±0
Total sales	473.8	424.9	+11.5
EBITDA	99.1	102.6	–3.4
EBIT	80.9	80.9	±0
R&D expenditures	7.9	7.4	+6.8
Employees (December 31)	1,000	986	+1.4

Share in Group sales (%)


17

Market Position: World-Leading Supplier of Redispersible Powders and Construction Dispersions

With a market share of around 50 percent, WACKER POLYMERS is the global market leader in redispersible powders and construction dispersions.[16] The division produces binders and polymer additives in the form of redispersible powders and dispersions, polyvinyl acetates, surface coating resins, polyvinyl butyrals and polyvinyl alcohol solutions. These products are used in numerous industrial applications and as basic chemicals. High-tech trademarks such as VINNAPAS®, VINNOL®, PIOLOFORM® and POLYVIOL® are primarily used in automotive engineering, construction chemicals, paper and adhesives, as well as in the production of printing inks and surface coatings. First and foremost, the construction industry uses WACKER POLYMERS' products to optimize the properties of tile adhesives, thermal insulation adhesives, mortars and self-leveling compounds. In addition, WACKER's polymers are used as binders in surface and other industrial coatings, in the production of printing inks, as auxiliaries for plastic automotive parts and in the manufacture of chewing gum. The division's high level of R&D expertise and its technical centers in Germany, the USA, China, Russia, Brazil, and the United Arab Emirates form the basis for the individually-tailored and solution-oriented technical support that WACKER POLYMERS offers its customers.

Business in 2005: Sales Boosted, Earnings at Prior-Year Level

In 2005, WACKER POLYMERS generated sales of €473.8 million (2004: €424.9 million). This represents an 11.5 percent year-on-year increase. The markedly growing redispersible powder business and sales volume increases for surface coating resins and dispersions were key contributors. In regional terms, markets in Asia and the Americas experienced above-average growth. Due to higher raw-material and energy prices – which were only partially passed on via pricing – EBIT remained constant at €80.9 million (2004: €80.9 million).

[16] AC Treuhand AG, 2005

Presence in Asia, Eastern Europe and Brazil Bolstered

WACKER POLYMERS currently sees further growth opportunities specifically in Eastern Europe and Asia – especially China. Consequently, the division expanded its presence in these regions in the period under review. At WACKER's Zhangjiagang site in China, WACKER POLYMERS commissioned a spray dryer for the production of VINNAPAS® redispersible powders in late August. WACKER POLYMERS' aim in building the new plant in this important growth market is to secure and expand its position as the world's leading manufacturer of redispersible powders.

WACKER POLYMERS' technical centers play a key role in the divisional strategy for market development. The centers research country-specific construction applications and test local raw materials. They collaborate closely with scientific institutes, standards committees and governmental bodies, thereby contributing significantly toward formulating standards and regulations on using construction chemicals.

In the year under review, WACKER POLYMERS expanded its Moscow technical center by installing a test wall for exterior insulation and finish systems (EIFS). A special climate chamber simulates widely diverse conditions ranging from tropical humidity to rain and permafrost. This enables the local testing and implementation of customer EIFS specifications for the Russian market.

In 2005, WACKER POLYMERS boosted its South American presence with a completely new technical center in Jandira, Brazil. As with the other technical centers, the focus is on providing customers with optimum support for new product developments and on promoting internationally recognized quality standards in the construction industry.



Prospects and Outlook: Further Growth Expected. Higher energy costs have led to increasing demand for EIFS worldwide – which will probably continue in 2006 as well. In addition, the share of tiled surface per housing unit has been continually growing for years. These two factors will probably lead to yet further increases in redispersible-powder demand. WACKER POLYMERS sees additional potential in redispersible-powder-based sealant slurries for tunnel construction and mining, as well as in the repair of mineral-based water pipes. In accordance with expected developments and in light of the division's strong redispersible-powders market position, WACKER POLYMERS expects sales increases again in 2006.

Modern thin-bed tiling methods require adhesives carefully matched to tiles and substrates. VINNAPAS® redispersible powders and dispersions improve tile adhesion and adhesive-film flexibility under all climatic conditions.

Experienced partner for challenging customer projects. Increased sales and earnings. Capacity expansions open up growth prospects.

Production sites	
Germany:	Burghausen, Jena
USA:	Eddyville, Iowa

Products
Fine chemicals
Organosilanes
Chiral building blocks
Pharmaceutical proteins (biologics)
Biotech products such as cyclodextrins, cyclodextrin complexes, cystine and cysteine
Basic chemicals

Trademarks
CAVAMAX®
CAVASOL®
OmegaDry®

Application areas
Cosmetics and food
Household and personal care
Pharmaceuticals and agrochemicals
Specialty chemicals
Chemical industry

WACKER FINE CHEMICALS

Profile | **€ million**

	2005	2004	Percent change
External sales	104.1	94.5	+10.2
Internal sales	6.4	8.8	-27.3
Total sales	110.5	103.3	+7.0
EBITDA	17.6	16.1	+9.3
EBIT	10.1	8.5	+18.8
R&D expenditures	6.1	5.9	+3.4
Employees (December 31)	321	311	+3.2

Share in Group sales (%)


4

Market Position: Experienced Partner for Custom-Manufacturing Projects

WACKER FINE CHEMICALS has an innovative product portfolio and long-standing expertise in organic syntheses, silane chemistry and biotechnology. One focus is the execution of challenging chemical and biotech custom-manufacturing projects. WACKER FINE CHEMICALS' product range includes chiral synthetic building blocks, silanes and organic intermediates, natural and bio-engineered cyclodextrins and cysteine, as well as pharmaceutical proteins. Products are used in pharmaceuticals, agrochemicals, cosmetics, personal care, household, food, specialty chemicals and industrial applications.

Business in 2005: Sales and Earnings Growth

Newly formed at the beginning of the year under review, the WACKER FINE CHEMICALS business division and its pooled activities performed well in 2005. WACKER FINE CHEMICALS generated sales of €110.5 million (2004: €103.3 million), a year-on-year increase of 7 percent. The key to this growth was boosted sales at the Bio unit, responsible for such biotech products as cyclodextrins, cysteines and pharmaceutical proteins. In earnings terms, the division saw an even bigger increase. EBIT in the year under review was up by 18.8 percent, rising to €10.1 million (2004: €8.5 million).

Biotechnology: Expertise Enhanced
Therapeutically active proteins – contract-manufactured for pharma companies using biotech processes – are becoming increasingly important for the development of new drugs. WACKER FINE CHEMICALS has a very innovative E. coli-based production system for such actives, also known as "biologics." Originally developed to manufacture enzymes for producing cyclodextrins, this secretion system's special properties have notable advantages in certain applications compared to conventional systems. A higher product yield is just one of the many benefits.

To accelerate entry into the biologics market, WACKER FINE CHEMICALS acquired the Jena-based biotech company ProThera GmbH at the start of 2005. This company is now called Wacker Biotech GmbH. It has extensive project experience thanks to the former ProThera's collaborative ventures with various international pharmaceutical manufacturers. A proprietary high-cell-density technique facilitates higher yields and comparatively low costs during production of certain biologics.

Services offered by Wacker Biotech GmbH span the entire process chain from genes through to highly pure protein actives. The company accompanies its customers every step of the way from process development through production of clinical test samples and complete registration documentation, right through to market supply. Recombinant protein actives are manufactured to cGMP standards (current Good Manufacturing Practice).

In the year under review, Wacker Biotech GmbH, for instance, performed a feasibility study for MorphoSys AG demonstrating that the WACKER secretion system could very effectively produce a candidate active ingredient from MorphoSys. A joint agreement was drawn up allowing MorphoSys to use the WACKER secretion system for its own projects and partner projects. MorphoSys can now produce antibody fragments even more efficiently than before.



Prospects and Outlook: Capacity Expansion Planned.
WACKER FINE CHEMICALS expects further medium and long-term growth in the biologics field. The division is considering further capacity expansion, to be determined by acquisition of additional customer projects and continued high capacity utilization at its production facilities. Capacity expansions are also being considered at the Eddyville (USA) site. Growth in fine chemicals contract manufacturing, in contrast, depends on the realization of new projects by the pharmaceutical industry. Here, WACKER FINE CHEMICALS is seeking to use its broad technology base for tapping new areas of activity in nascent, uncrowded high-growth markets.

An innovative portfolio, years of experience and expertise in biotechnology, organic synthesis and silane chemistry have made WACKER FINE CHEMICALS a preferred partner to the pharmaceutical industry. Cysteine produced by fermentation is used, for example, in cough medicines.

An internationally leading producer. Earnings growth outpaces sales increase. Production capacities being expanded. Further demand growth expected.

Production sites

Germany: Burghausen, Stetten

Products

Hyperpure polycrystalline silicon

Chlorosilanes

Pyrogenic silicas

Salt and caustic soda

Application areas

Semiconductor and solar industries

Profile			€ million
	2005	2004	Percent change
External sales	132.5	109.1	+21.4
Internal sales	155.6	149.7	+3.9
Total sales	288.1	258.8	+11.3
EBITDA	90.2	74.5	+21.1
EBIT	66.2	46.7	+41.8
R&D expenditures	5.3	6.0	−11.7
Employees (December 31)	832	769	+8.2

Share in Group sales (%)


5

Market Position: Quality and Technology Leadership

In 2005, WACKER POLYSILICON reached a global market share of around 19 percent for polycrystalline hyperpure silicon (polysilicon).[17] By its own estimates, the division is thus the world's second-largest polysilicon producer. Driven by in-depth research, WACKER's Burghausen site has been supplying hyperpure polysilicon to the semiconductor industry for over 50 years – making it a trailblazer in this field. With polysilicon demand continually rising, WACKER POLYSILICON has substantially expanded capacity since the early 1990s. The company has also been increasingly supplying the photovoltaics industry for six years now. The business division views itself as 2005's global-market leader in the dynamically growing solar-grade polysilicon sector.

WACKER POLYSILICON's product portfolio includes polysilicon, chlorosilanes, pyrogenic silicas, and salt. Polysilicon – as granules, chunks of all sizes, and rods – is required for producing silicon monocrystals and multicrystals for electronic components and solar cells. Chlorosilanes are primarily used in the business division's production of polysilicon. Pyrogenic silicas, which WACKER POLYSILICON also produces, serve as starter materials for many applications in the manufacture of silicones, resins, paints and toners (WACKER SILICONES is in charge of pyrogenic-silica marketing). The division is also active in industrial and commercial salt (extracted from the Group's own mines in Stetten, Germany) as well as caustic soda generated by the chlorine electrolysis process in Burghausen, Germany.

Business in 2005: Earnings Growth Outpaces Sales Increase

The polysilicon market experienced strong growth in the year under review. First, the photovoltaic sector's extremely strong upswing fueled demand in 2005. Second, the silicon wafer market recovered and generated increasing sales volumes compared to the previous year. Consequently, polysilicon demand also rose is this sector. WACKER POLYSILICON accordingly boosted year-on-year sales by slightly over 11 percent to €288.1 million (2004: €258.8 million). In particular, external purchasers of solar-grade polysilicon were crucial in powering demand growth. With full

[17] SEMI

capacity utilization, a further boost was provided via sales of warehouse stock. Moreover, high sales volumes for road salt positively impacted revenues in the year under review. EBIT reached €66.2 million (2004: €46.7 million). Earnings thereby soared by an impressive 41.8 percent.

Production Capacity Expanded

In the year under review, WACKER POLYSILICON continued to expand production capacities, which totaled an annual 5,500 metric tons. In late April 2005, the division announced additional production expansion. Completion of "expansion stage 6," scheduled for the end of 2007, will increase WACKER POLYSILICON's nominal capacity by a further 3,500 tons annually. Construction work began in the year under review – the official cornerstone ceremony was held January 12, 2006. Together with other ongoing expansion measures, this means WACKER POLYSILICON's production capacity will probably run at over 9,000 tons of polysilicon annually from 2008 on.

Successful Pilot Production of Granular Polysilicon

To provide the photovoltaics industry with new ways of producing silicon crystals, WACKER POLYSILICON has developed a novel process for granular polysilicon. Based on the fluidized-bed technique (with trichlorosilane as feedstock), the process was tested on an industrial scale at two pilot reactors in the year under review. Granular silicon is especially suited for continuous crystallization processes. Customers supplied with trial samples of the new material have all corroborated its suitability for solar applications. Plans call for rapidly transferring the new process to corresponding production capacities, provided the pilot operation continues producing positive results.



Prospects and Outlook: Further Demand Growth Expected. WACKER POLYSILICON is well-positioned for further growth in the photovoltaics and electronic segments. The solar and semiconductor sectors' current health gives grounds to expect further polysilicon demand growth in 2006 and subsequent years. In view of existing supplier contracts, WACKER POLYSILICON anticipates its production capacities will remain fully utilized in 2006.

Polycrystalline hyperpure silicon is the starting material for manufacturing solar cells. In 2005, WACKER was world leader in the dynamic solar silicon market.

A leading wafer producer. Sales increased, positive EBIT achieved. Higher productivity, lower costs. Capacity expansion slated for 300-mm wafer segment.

Production sites

Germany:	Burghausen, Freiberg
Japan:	Hikari
Singapore:	Singapore
USA:	Portland, Oregon

Products

- Silicon wafers up to 300 mm in diameter
- Silicon monocrystals up to 200 mm in diameter (crucible-pulled and float zone) and 300 mm in diameter (crucible pulled)

Application areas

- Microelectronic components
- Computers
- Telecommunications
- Industrial control equipment
- Automotive
- Consumer electronics
- Aerospace

Profile			€ million
	2005	2004	Percent change
External sales	912.5	812.5	+12.3
Internal sales	12.5	1.2	n.m.[18]
Total sales	925.0	813.7	+13.7
EBITDA	166.7	58.0	+187.4
EBIT	5.8	−100.7	n.m.[18]
R&D expenditures	65.4	71.0	−7.9
Employees (December 31)	5,631	6,032	−6.6

Share in Group sales (%)


33

Market Position: Partner for Leading Global Semiconductor Companies

WACKER has been active in silicon-wafer technology and production for over 50 years and ranks among the pioneers in this field. Today, Siltronic AG houses the various related business activities. Siltronic is one of the world's top manufacturers of hyperpure silicon wafers and a partner for many leading chip manufacturers. In 2005, the division's customers included the world's 20 largest semiconductor companies.[19] Siltronic's European, Singaporean, Japanese and U.S. production facilities develop and manufacture silicon wafers with diameters up to 300 mm. Silicon wafers form the basis of modern micro and nanoelectronics found, for instance, in computers, cellphones, internet routers, DVD players and TFT screens. Plus, they are indispensable components in navigation systems, airbags, computer tomography, and flight control systems. Discrete semiconductor components (e.g. transistors or rectifiers) and microprocessors and memory chips are some of the many products manufactured from silicon wafers.

Business in 2005: Sales Increased, Profitability Reached

After 2005's weak first quarter, the silicon-wafer market improved markedly during the rest of the year. In terms of wafer surface area sold, the market as a whole grew 6 percent in 2005. 300-mm segment growth, at 69 percent, was well above the overall average.[20] Under these advantageous conditions, Siltronic generated sales of €925.0 million (2004: €813.7 million) in 2005 – a year-on-year gain of 13.7 percent. Asian markets, in particular, were responsible for this growth. The improvement in earnings was even better. With an EBIT of €5.8 million (2004: €−100.7 million), Siltronic reached profitability, thereby contributing positively to consolidated profits in 2005. Compared to the prior-year figure, the increase amounted to more than €106 million.

[18] Not meaningful
[19] IC Insights, November 2005
[20] SEMI

Basis for Turnaround: Extensive Cost-Cutting and Productivity-Boosting Measures
Extensive restructuring measures of the past two years – aimed at cutting costs, raising productivity and increasing competitiveness – all paid off in 2005. For example, following the closure of two 200-mm wafer plants – in Kulim (Malaysia) in 2003 and Wasserburg (Germany) in 2004 – utilization significantly increased at the other 200-mm production locations in Singapore, Hikari (Japan) and Portland (USA) in 2005. More 200-mm wafers were manufactured in 2005 at the remaining sites than in 2003 at all sites, including the ones now closed. This positively affected production costs. The Operational Excellence program initiated in the year under review led to additional cost savings in the double-digit millions. The focus includes strategic purchasing, site and production-specific reengineering, quality-system improvements, and innovation-process and supply-chain optimization. Furthermore, timely completion of the Freiberg site's capacity expansion for 300-mm wafers contributed to the turnaround, as Siltronic was able to exploit above-average 300-mm wafer demand in 2005 via these new production facilities. Thanks to markedly improved competitiveness, high capacity utilization and growth that outpaced the market, Siltronic increased its market share[21] and reaped above-average benefits from the market upswing.

[21] SEMI SMG



Prospects and Outlook: Further 300-mm Wafer Capacity Expansion Planned. The SEMI trade association[22] and Gartner's analysts[23] expect the 300-mm wafer segment to continue markedly above-average growth within the sector through 2008. Consequently, Siltronic intends to continue expanding production capacities in this growth segment. Thus, on November 23, 2005, the company decided to expand combined 300-mm capacity by up to 110,000 wafers per month at the Burghausen and Freiberg sites. In 2005, 42 percent of the wafer surface area produced worldwide was consumed in Asia (excluding Japan).[24] In order to exploit the surge in wafer demand in this region, Siltronic signed a letter of intent with Samsung Electronics Co. Ltd. in January 2006 to set up a 50/50 joint venture for constructing a high-volume 300-mm production facility in Singapore.

Flatscreen displays would be unthinkable without modern microelectronics. Siltronic is a world-class manufacturer of hyperpure silicon wafers and partner to many leading chip manufacturers.

[22] SEMI SMG Midyear Forecast Results, September 2005
[23] Gartner, August 2005
[24] SEMI SMG

Changes in Ownership Structure
In August 2005, Hoechst Beteiligungsverwaltungs GmbH sold its share of capital stock in Wacker-Chemie GmbH, totaling €127.8 million. This shareholding was purchased by Blue Elephant Holding GmbH. The change in ownership occurred when Wacker Chemie still had the legal form of a GmbH (private limited company).

Change in Parent Company's Legal Form
In November, Wacker-Chemie GmbH's legal form was changed to an AG (stock corporation). Since then, the Group has been operating as Wacker Chemie AG. The ownership structure was not altered by the change in legal form. There are non-par value shares totaling 52,152,600, of which Wacker Chemie AG holds 7,823,000 as own shares. There are no preferred stocks. The articles of incorporation were revised due to the change in legal form.

In December 2005, Dr. Alexander Wacker Familiengesellschaft mbH informed Wacker Chemie AG that it directly owns over 50 percent of Wacker Chemie AG's capital stock. Also in December 2005, Blue Elephant Holding GmbH informed Wacker Chemie AG that it directly owns over 25 percent of Wacker Chemie AG's capital stock.

Purchase of Own Shares
In August 2005, then still a GmbH, Wacker Chemie purchased own shares with a nominal value of €39,115,000 at a price of €142.6 million in cash. In Wacker Chemie AG's individual financial statements, these shares are listed as own securities. In the IFRS-compliant consolidated financial statements, they are listed separately as reductions within equity. The purchase of own shares led to an increase in financial liabilities.

Accounting Method Changeover
As of fiscal 2005, the consolidated financial statements are compiled according to IFRS instead of German HGB stipulations. The comparable figures from 2004 are also posted as per IFRS. The resultant effects for fiscal 2004 are shown in the Notes. The changes concern differences in approach and evaluation, as well as an altered presentation form for the figures in the consolidated financial statements.

Minority Interests in Group Companies Having the Legal Form of Partnerships
In accordance with applicable IFRS stipulations, such shares must be listed as borrowed funds and no longer as minority interests in equity capital. These stipulations were observed regarding 2004 and 2005. As a result, minority interests in the consolidated income statement are no longer listed directly after "consolidated profit/loss." Instead, this item receives a separate line in the consolidated income statement entitled "limited partnership interests" since the companies involved are limited partnerships. Similarly, a separate line appears in the balance sheet under long-term borrowed funds. In the consolidated statement of cash flows, dividends from these partnerships paid to Group third parties are shown as "Withdrawal of limited partnership capital." Further details are to be found in the Notes.

Income from Discontinued Operations
In accordance with IFRS stipulations, these items must be shown in a separate line in the consolidated income statement – and as a separate item in the balance sheet. In 2004, this pertained to the sale of WACKER CERAMICS. As this division was sold in mid-2004, it is no longer included in the consolidated balance sheet as per December 31, 2004. Consequently, the consolidated income statement figures from 2004 were adjusted accordingly for every individual item. The total result is stated in the line

"Result from discontinued operations." Thus, the "Result from continuing operations" is comparable for 2004 and 2005. WACKER CERAMICS is also no longer included in the segment information in the Notes for 2004. Further related details are shown in the Notes.

General Economic and Business Environment

The general business environment and the Group's performance are covered in the first part of the Management Report.

Portfolio Changes

Contrary to 2004, there were no major portfolio changes in 2005. Peripheral activities at WACKER SILICONES were sold, the details of which can be found in the segments section in the first part of the Management Report. The proceeds from these sales lie in the low one-digit €-million range. The number of employees declined only slightly as a result of the divestments.

Profit Trend

The Group was able to markedly boost its sales in 2005 by €251.4 million to €2,755.7 million. EBIT increased by €150.5 million to €260.9 million. This change contains special influences which are described in the "WACKER Group: Business Development" section. The development of Group operations is shown in the individual business division sections in the first part of the Management Report.

Group result — € million

	2005	2004
Sales	2,755.7	2,504.3
EBIT	260.9	110.4
Pre-tax result	207.0	51.0
Result from continuing operations	143.9	−11.4

WACKER reported a marked EBIT increase in the "Corporate functions/other" segment, too. This was the result of the special items mentioned earlier and specified as follows. In the second quarter of 2005, the Group sold valuation-adjusted loans and interests relating to the Vinnolit Group. The sale of the loans led to proceeds of €19.7 million under other income. The sale of the investment generated additional income of €3 million. Together, these items increased EBIT by €22.7 million. Furthermore, a €10 million reversal in provisions and accruals resulted in additional non-recurring proceeds. These items enhanced EBIT by €32.7 million.

The interest result saw a year-on-year improvement of €1.6 million, despite the fact that financial liabilities grew by €32.7 million. The reason for this was that financial liabilities during the year were not included in the year-end total, since the increase in liabilities did not occur until late August 2005 via the repurchase of own shares.

The remaining financial result (other financial expenses and revenues) improved, primarily due to the declining accrued-interest effects on provisions and liabilities.

Although earnings before taxes improved by €156 million, income tax only increased by €0.7 million. The major reason for this is that loss carryforwards are/were still in effect for some Group companies. This means that either no taxes – or only strongly reduced effective taxes – applied to the positive results of the year under review. Two key effects had an impact on deferred taxes. Firstly, a deferred tax liability of some €30 million – which was formed for intra-Group transactions in the previous year – was dissolved in a tax-reducing manner in the year under review. The reason was that the difference on which these provisions were based no longer existed. Secondly, the improvement in earnings at some Group companies increases the opportunity to exploit existing loss carryforwards in the years to come. Deferred taxes on prospectively realizable loss carryforwards also led to an improvement in the tax result. Details on tax reconciliation are contained in the Notes.

As a result of the above-mentioned issues, the net result from continuing operations rose by €155.3 million.

Balance Sheet Trend

Compared to the previous year, total assets increased by €69.1 million (or 2.4 percent) from €2,815.4 million to €2,884.5 million.

On the assets side, long-term assets declined by €17.6 million. This was almost exclusively a result of the above-mentioned sale of a loan relating to Vinnolit GmbH & Co. KG. The increase in total assets was primarily due to short-term assets. Above all, inventories and trade receivables experienced strong year-on-year increases due to the positive operational-business trend which continued through to the end of 2005.

On the liabilities side, equity capital only increased by €24.1 million despite a positive net result of €143.9 million. This was due to the above-mentioned repurchase of own shares totaling €142.6 million. Thus, the remaining increase primarily resulted from exchange-rate translation of non-eurozone subsidiaries' financial statements. Compared to the prior-year figure, the equity ratio remained virtually the same at 32.5 percent (2004: 32.4 percent).

Liabilities increased by €45 million, of which €32.7 million is accounted for by the rise in financial liabilities. This balance sheet item was also the main cause for the strong increase in long-term liabilities and the reduction in short-term liabilities compared to the prior-year figures. Whereas long-term financial liabilities accounted for 66.7 percent of total liabilities in 2004, the comparable figure at the end of 2005 was 94.1 percent.

The rise in short-term tax provisions is due to the largely completed audits of Domestic Group companies and their expected delayed tax payments in the following fiscal year. For this reason, long-term tax provisions have declined.

Balance sheet structure € million


ASSETS
LIABILITIES
of which in percent
2,815.4 2,884.5
2,884.5 2,815.4
of which in percent
Long-term assets 69 67
Short-term assets 31 33
33 32 Equity capital
50 44 Long-term liabilities
17 24 Short-term liabilities
2004 2005
2005 2004

Financial Situation

Beside the financial liabilities listed, the Group also has unused credit lines to secure the financing of necessary investments for the future. Plus, WACKER POLYSILICON also strives to finance its ambitious expansion plans partly via suppliers' advance payments. This has already led to a marked increase in remaining long-term liabilities (customers' advance payments) in the current consolidated financial statements.

In fiscal 2005, additions for property, plant and equipment dropped markedly by €67.7 million compared to the prior-year figure. This is primarily due to the completion of 300-mm wafer production expansion at Siltronic's Freiberg site. The first part of this Management Report looked in detail at investments, spent largely on divisional and regional projects.

The net cash flow as the sum of cash flow from operating and investment activities rose by around €8 million. It must be taken into account that the prior-year's cash flow from operating activities contained a non-recurring €105.1 million item relating to the sale of WACKER CERAMICS. For more details, turn to the statement of cash flows that appears later in the consolidated financial statements section.

Outlook

Taking into account the assumptions stated earlier in the Management Report, WACKER is expecting sales and EBIT growth for 2006. Interest expenses, the remaining financial result and the result from limited partnership interests will also rise, such that EBIT's growth will not be fully reflected in pre-tax earnings. Nonetheless, improved pre-tax earnings will also lead to higher income tax. Provided that the tax-related conditions do not substantially change, WACKER nevertheless expects a higher net result. However, the net result's increase will probably not be as strong as the rise in EBIT.

RISK MANAGEMENT

As a globally active company, WACKER is exposed to numerous risks in chemical and semiconductor markets. Increasing competition and globalization mean these risks are steadily growing, and inseparably linked to every business endeavor. This makes risk management (and a specific risk management system) an important component in all decision-making and business processes. Operating sectors also assume risk management duties as part of their worldwide responsibility.

The WACKER Group has extensive reporting and control mechanisms to detect operation risks early and to implement appropriate action when necessary. Monthly business reports and forecasts for coming months submitted to the Executive Board facilitate, above all, the accurate assessment of market trends. Furthermore, overarching committees meet regularly to exchange information with the goal of communicating, quantifying and discussing solutions to Groupwide risks.

The risk management system is regularly checked – internally by Corporate Auditing and externally by the auditors – as part of the annual audit.

The main risks involved in the business are:

Market Risks
Strong competition in most of WACKER's sales markets clearly affects product prices. To counter market risks, WACKER strives to steadily expand the share of resilient business sectors in its product portfolio and to rank among the global leaders in every area of activity – which also includes achieving long-term customer loyalty via excellent product quality.

Supply Risks
As a chemical company, WACKER relies on the availability of raw materials, intermediates and energy for manufacturing purposes. In some areas, the Group relies on only one supply source for the procurement of production equipment.

WACKER's corporate departments and operating sectors constantly monitor supply markets, trying to identify any risks to business and profitability in advance, so that the Group can react quickly to supply-related changes.

Risk of Loss or Damage
This type of risk includes fire, explosion, environmental damage and product liability. WACKER emphasizes the fundamental responsibility for safety, health and the environment, as well as communicates globally binding rules and strategies. Adequate insurance coverage exists in the event of loss or damage. WACKER has also installed an emergency response plan, accompanied by regular appraisal and training. WACKER is subject to a series of local environmental laws and provisions pursuant to the storage, handling, disposal, emissions and registration of toxic and hazardous materials used during production. WACKER deals with this risk by conducting extensive maintenance and regular inspections

of its facilities. Moreover, soil samples are taken on a regular basis to identify possible contamination in time.

Emission Allowances

Through the Kyoto protocol, a large number of countries have committed themselves to international emission-reduction targets. One consequence of this is the limitation of emissions allowances for energy-intensive industries, especially in terms of CO_2. The EU intends to achieve this target by granting emissions allowances to the affected industrial companies and energy producers. These emission allowances are initially effective for the period 2005 until 2007, after which they are re-issued on a three-year basis. Fines are levied if actual emissions exceed the allocated emissions allowances (emission certificates).

The emission certificates represent a tradable commodity which can be bought and sold within the EU. WACKER is affected by these regulations – which have been adopted into German law – at its sites in Burghausen and Nünchritz, Germany. Consequently, all organizational and personnel-related arrangements have been made to fulfill the requirements resulting from German regulations (monitoring, data logging, controlling and management of emissions; documentation and procedures, etc.).

Respective emission certificates were issued to WACKER in the spring of 2005. For this reason, the Group does not expect to incur any negative effects from these regulations in the period up until 2007. Nevertheless, an early-warning system has been installed to quickly initiate measures should emission allowances appear insufficient and to serve as a basis for emission-reduction decisions.

Financial Risks

The following policy is in effect for all product and service-related receivables: to minimize default risks, it is important to demand collateral (retention of title, for example) depending on the type and size of the service provided, and to retrieve credit reports or references, or historical data from the business relationship to date – particularly payment histories. Wacker Chemie AG and Siltronic AG introduced a data-processing system to prevent the acceptance of a customer's order if the customer is suspected of not being able to effect payment. Moreover, WACKER also has comprehensive coverage against the remaining credit risks caused by payment delays or difficulties in collecting outstanding accounts. In the year under review, no sizable losses of receivables or allowances for bad debts were recorded.

In the normal course of business, WACKER is exposed to currency, interest and pricing risks. To hedge against such risks, derivatives are employed, especially forward exchange contracts, currency options, and interest and currency swaps, as well as combined instruments. Derivatives are only used if covered by operations-related items, investments and financing. The Group does not engage in speculative transactions. In the case of derivatives, WACKER is exposed to a credit risk arising from the non-performance of contractual agreements by the contracting partners. For this reason, business is only conducted with financially sound banks. Generally accepted procedures are used for evaluating open items. Treasury business is governed by standard corporate procedures and is subject to rigorous controls. Responsibilities for performing and controlling treasury business are kept strictly segregated.

Management of currency and interest risks is handled by Wacker Chemie AG and by Siltronic AG. In doing so, the company differentiates between operational and strategic hedging, with specific and general hedging being used in both cases.

In the chemical industry, precious metal catalysts (platinum, gold) are sometimes needed for production facilities. To a degree, forward transactions are used to financially hedge the company's precious-metal needs. Hedging is employed as needed and in accordance with actual and forecast price developments on international raw materials markets for precious metals.

Key figures on hedging policies are contained in the Notes.

Legal Risks/Patent Risks

Legal risks may arise due to the vast range of tax, trade, patent, anti-trust and environmental laws and regulations. To counter these risks, the Group bases its decisions on extensive legal counsel. By reviewing patent regulations, the Group intends to determine – prior to initiating R&D activities – to what extent existing third-party patents and intellectual property rights could impair competitive marketing of newly developed products, technologies and processes. Moreover, legal counsel regarding patent regulations aims to prevent the misuse of WACKER's patented products, technologies and processes.

SUPPLEMENTARY REPORT

Between the balance sheet date (December 31, 2005) and approval date (March 6, 2006), nothing occurred that would have had a major influence on the financial situation.

CONSOLIDATED FINANCIAL STATEMENTS 2005

73 Consolidated Income Statement
74 Consolidated Balance Sheet
76 Consolidated Statement of Cash Flows
77 Development of Consolidated Equity Capital
78 Segment Information by Division
79 Segment Information by Region
80 Notes to the Consolidated Financial Statements
116 Supervisory Board, Executive Board, Divisions
118 Auditors' Report
119 Report of the Supervisory Board

CONSOLIDATED INCOME STATEMENT

for the period January 1 to December 31

€ million	Note	2005	2004
Sales	1	**2,755.7**	**2,504.3**
Costs of goods sold	1	−2,107.6	−1,982.3
Gross profit from sales		**648.1**	**522.0**
Selling expenses	1	−211.2	−206.1
Research and development	1	−146.9	−150.6
General administration expenses	1	−88.8	−88.5
Other operating income	2	179.7	143.9
Other operating expenses	2	−128.1	−121.5
Operating result		**252.8**	**99.2**
Equity result	3	−0.3	2.0
Other investment result	3	8.4	9.2
EBIT (earnings before interest and taxes)		**260.9**	**110.4**
Interest result	3	−34.9	−36.5
Other financial result	3	−7.5	−11.1
Limited partnership interests	3	−11.5	−11.8
Pre-tax result		**207.0**	**51.0**
Income tax	4	−63.1	−62.4
Result from continuing operations		**143.9**	**−11.4**
Result from discontinued operations	25	0.0	27.7
Result for the period		**143.9**	**16.3**
Minority interests	13	0.3	−0.2
Consolidated result/result owed to Wacker Chemie AG shareholders		**144.2**	**16.1**

CONSOLIDATED BALANCE SHEET

as of December 31

ASSETS € million	Note	2005	2004
Intangible assets	6	16.2	18.5
Property, plant and equipment	7	1,819.1	1,831.1
Financial investments	8	1.5	1.5
Investments valued at equity	9	14.0	12.0
Financial assets	9	64.8	65.5
Other assets	11	1.7	21.5
Deferred taxes	4	20.4	5.2
Long-term assets		**1,937.7**	**1,955.3**
Inventories	10	382.0	366.9
Trade receivables	11	420.2	340.4
Other assets	11	75.7	88.5
Tax receivables	11	34.2	39.6
Cash and cash equivalents	12	34.7	24.7
Current assets		**946.8**	**860.1**
Balance sheet total		**2,884.5**	**2,815.4**

LIABILITIES

€ million	Note	**2005**	**2004**
Subscribed capital, Wacker Chemie AG		260.8	260.8
Capital reserves, Wacker Chemie AG		59.9	202.5
Own shares		–142.6	0.0
Revenue reserves/retained profit		791.2	504.4
Translation adjustment		–35.1	–65.6
Changes in equity capital w/o impact on results		–1.3	7.1
Minority interests		3.3	2.9
Equity capital	13	**936.2**	**912.1**
Minority shares in limited partnership capital	13	29.6	27.9
Provisions for pensions	14	352.1	336.3
Other provisions and accruals	15	132.6	158.8
Provisions for taxes	15	45.3	65.6
Tax liabilities	17	0.0	0.6
Deferred taxes	4	18.3	47.9
Financial liabilities	16	852.0	581.6
Trade liabilities	17	4.3	5.7
Other liabilities	17	19.2	2.1
Long-term liabilities		1,453.4	1,226.5
Other provisions and accruals	15	22.3	39.8
Provisions for taxes	15	47.2	7.2
Tax liabilities	17	11.6	9.0
Financial liabilities	16	53.0	290.7
Trade liabilities	17	216.4	205.2
Other liabilities	17	144.4	124.9
Short-term liabilities		494.9	676.8
Liabilities		**1,948.3**	**1,903.3**
Balance sheet total		**2,884.5**	**2,815.4**

CONSOLIDATED STATEMENT OF CASH FLOWS

as of December 31

€ million	Note	2005	2004
Profit for the period		143.9	16.3
Depreciation/reversed depreciation of fixed assets		347.6	344.0
Changes in provisions and accruals		−16.1	12.1
Changes in deferred taxes		−39.7	24.0
Disposal of business activities	25	0.0	−46.8
Changes in the scope of consolidation		−2.5	0.0
Other non-pagatory expenses and income		−4.6	12.1
Retirement of fixed assets		0.6	−3.7
Result from equity accounting		0.1	1.7
Changes in inventories		−3.8	3.1
Changes in trade receivables		−66.7	−21.6
Changes in other receivables, other assets		38.2	−4.7
Changes in liabilities		55.9	30.9
Cash flow from operating activities (gross cash flow)	22	**452.9**	**367.4**
Investment in intangibles and property, plant, equipment		−304.4	−356.6
Investment in financial assets		−2.2	0.0
Income from disposal of intangibles and property, plant and equipment		5.1	15.1
Income from retirement of equity – consolidated entities/financial assets		3.9	16.2
Income from disposal of business activities	25	0.0	105.1
Expenses for extending the scope of consolidation		−5.0	0.0
Income from diminishing the scope of consolidation		5.5	0.0
Cash flow from investment activities	22	**−297.1**	**−220.2**
Net cash flow	22	**155.8**	**147.2**
Acquisition of own shares		−142.6	0.0
Increase of equity capital – paid-in capital from other shareholders		0.5	0.0
Dividends paid to other shareholders		−0.2	−0.2
Withdrawal of limited partnership capital		−10.2	−9.6
Change in bank liabilities		14.7	−130.7
Change in other borrowings		−10.3	−4.5
Cash flow from financing activities	22	**−148.1**	**−145.0**
Changes in cash flow due to exchange rate fluctuations		1.9	−0.8
Changes in cash flow due to changes in the scope of consolidation		0.4	−0.1
Change in cash and cash equivalents		**10.0**	**1.3**
At beginning of year		24.7	23.4
At year-end		34.7	24.7

DEVELOPMENT OF CONSOLIDATED EQUITY CAPITAL

for the period January 1 to December 31

				Other equity capital				
€ million	Subscribed capital	Capital reserves	Equity capital	Revenue reserves/ consoli-dated result	Translation adjustment	Direct changes in equity capital	Minority interests	Total
Jan. 1, 2004	**260.8**	**202.5**	**0.0**	**488.3**	**–48.4**	**1.9**	**3.3**	**908.4**
Result for the period	0.0	0.0	0.0	16.1	0.0	0.0	0.2	16.3
Derivatives	0.0	0.0	0.0	0.0	0.0	5.2	0.0	5.2
	0.0	0.0	0.0	16.1	0.0	5.2	0.2	21.5
Dividends paid	0.0	0.0	0.0	0.0	0.0	0.0	–0.2	–0.2
Exchange rate differences	0.0	0.0	0.0	0.0	–17.2	0.0	–0.2	–17.4
Scope of consolidation/ other	0.0	0.0	0.0	0.0	0.0	0.0	–0.2	–0.2
Dec. 31, 2004	**260.8**	**202.5**	**0.0**	**504.4**	**–65.6**	**7.1**	**2.9**	**912.1**
Jan. 1, 2005	**260.8**	**202.5**	**0.0**	**504.4**	**–65.6**	**7.1**	**2.9**	**912.1**
Result for the period	0.0	0.0	0.0	144.2	0.0	0.0	–0.3	143.9
Derivatives	0.0	0.0	0.0	0.0	0.0	–8.4	0.0	–8.4
	0.0	0.0	0.0	144.2	0.0	–8.4	–0.3	135.5
Dividends paid	0.0	0.0	0.0	0.0	0.0	0.0	–0.2	–0.2
Capital contribution	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.5
Repurchase of own shares	0.0	–142.6	–142.6	142.6	0.0	0.0	0.0	–142.6
Exchange rate differences	0.0	0.0	0.0	0.0	30.5	0.0	0.4	30.9
Dec. 31, 2005	**260.8**	**59.9**	**–142.6**	**791.2**	**–35.1**	**–1.3**	**3.3**	**936.2**

Cf. Note 13

SEGMENT INFORMATION BY DIVISION

2005 € million	Silicones	Polymers	Fine Chemicals	Polysilicon	Siltronic	Corporate functions/ other	Consoli-dation	Group
External sales	1,081.8	473.0	104.1	132.5	912.5	51.8	0.0	2,755.7
Internal sales	37.5	0.8	6.4	155.6	12.5	127.4	-340.2	0.0
Total sales	**1,119.3**	**473.8**	**110.5**	**288.1**	**925.0**	**179.2**	**-340.2**	**2,755.7**
EBIT	**111.5**	**80.9**	**10.1**	**66.2**	**5.8**	**-12.6**	**-1.0**	**260.9**
Depreciation	-99.5	-18.2	-7.5	-24.0	-160.9	-37.5	0.0	-347.6
EBITDA	**211.0**	**99.1**	**17.6**	**90.2**	**166.7**	**24.9**	**-1.0**	**608.5**
EBIT includes: Equity result	0.7	0.0	0.0	0.0	0.0	-1.0	0.0	-0.3
Depreciation of fixed assets	-11.8	0.0	0.0	0.0	-10.4	-2.8	0.0	-25.0
Asset additions	100.8	21.0	13.2	67.6	68.0	26.2	0.0	296.8
Assets	894.7	205.1	85.7	233.0	1,110.0	414.7	-58.7	2,884.5
Liabilities	479.7	121.3	42.5	136.8	645.0	566.7	-43.7	1,948.3
Net assets	**415.0**	**83.8**	**43.2**	**96.2**	**465.0**	**-152.0**	**-15.0**	**936.2**
At-equity values included in net assets	7.0	0.0	0.0	0.0	0.0	7.0	0.0	14.0
R&D costs	-33.4	-7.9	-6.1	-5.3	-65.4	-28.8	0.0	-146.9
Employees (Dec. 31)	3,596	1,000	321	832	5,631	3,054	0	14,434
Employees (average)	3,625	997	321	813	5,717	3,010	0	14,483

2004 € million	Silicones	Polymers	Fine Chemicals	Polysilicon	Siltronic	Corporate functions/ other	Consoli-dation	Group
External sales	1,008.9	424.1	94.5	109.1	812.5	55.2	0.0	2,504.3
Internal sales	36.5	0.8	8.8	149.7	1.2	207.2	-404.2	0.0
Total sales	**1,045.4**	**424.9**	**103.3**	**258.8**	**813.7**	**262.4**	**-404.2**	**2,504.3**
EBIT	**105.8**	**80.9**	**8.5**	**46.7**	**-100.7**	**-38.0**	**7.2**	**110.4**
Depreciation/ reversed depreciation	-84.1	-21.7	-7.6	-27.8	-158.7	-37.0	0.0	-336.9
EBITDA	**189.9**	**102.6**	**16.1**	**74.5**	**58.0**	**-1.0**	**7.2**	**447.3**
EBIT includes: Equity result	0.4	0.0	0.0	0.0	0.0	1.6	0.0	2.0
Depreciation of fixed assets	0.0	0.0	0.0	0.0	-6.3	-0.3	0.0	-6.6
Asset additions	107.0	9.1	3.6	34.3	187.3	23.2	0.0	364.5
Assets	862.3	200.9	55.7	193.7	1,129.3	750.8	-377.3	2,815.4
Liabilities	466.5	145.4	32.4	102.2	1,007.7	544.5	-395.4	1,903.3
Net assets	**395.8**	**55.5**	**23.3**	**91.5**	**121.6**	**206.3**	**18.1**	**912.1**
At-equity values included in net assets	4.6	0.0	0.0	0.0	0.0	7.4	0.0	12.0
R&D costs	-33.1	-7.4	-5.9	-6.0	-71.0	-27.0	-0.2	-150.6
Employees (Dec. 31)	3,596	986	311	769	6,032	2,994	0	14,688
Employees (average)	3,706	988	317	763	6,209	3,017	0	15,000

For comments on the key indicators, see the Notes to the financial statements.

SEGMENT INFORMATION BY REGION

2005 **€ million**	Germany	Europe (excl. Germany)	Americas	Asia	Other regions	Consoli-dation	**Group**
External sales by customer location	572.3	840.0	615.3	639.3	88.8	0.0	**2,755.7**
External sales by Group company location	2,359.8	28.2	647.5	305.3	2.9	−588.0	**2,755.7**
R&D costs	−131.2	0.0	−10.3	−13.6	0.0	8.2	**−146.9**
Employees (Dec. 31)	11,296	126	1,607	1,399	6	0	**14,434**

For comments on the key indicators, see the Notes to the financial statements.

2004 **€ million**	Germany	Europe (excl. Germany)	Americas	Asia	Other regions	Consoli-dation	**Group**
External sales by customer location	566.6	831.4	547.2	559.1	0.0	0.0	**2,504.3**
External sales by Group company location	2,119.0	29.9	571.2	339.0	7.2	−562.0	**2,504.3**
R&D costs	−131.7	0.0	−13.3	−15.1	0.0	9.5	**−150.6**
Employees (Dec. 31)	11,344	140	1,697	1,497	10	0	**14,688**

In 2004, Asia/other regions were one unit.

Accounting Principles and Methods

For the first time, Wacker Chemie AG's consolidated financial statements have been drawn up in accordance with the regulations of the London-based International Accounting Standards Board (IASB) in their applicable form on the reporting day.

In doing so, IFRS 1 First-time Adoption of International Financial Reporting Standards was observed in full. All of the applicable interpretations of the International Financial Reporting Interpretations Committee (IFRIC) were implemented in the year under review, as well. (Cf. reference to IAS 19 about standards not applied earlier.) The differences in the overall financial status resulting from the accounting method switchover from German Commercial Code (HGB) stipulations to International Financial Reporting Standards are explained under No. 26 of the Notes.

To gain exemption from the obligation of drawing up consolidated financial statements in accordance with HGB, a Group management report and further statements were added in accordance with § 315a HGB.

To enhance the presentation's clarity, various items in the consolidated income statement and the balance sheet have been summarized. These items are separately stated and explained in the Notes.

The Group's functional currency is the euro. All amounts are in millions of euros (€ million), unless expressly stated otherwise.

The consolidated financial statements, the Group management report, as well as the list of shareholdings have been filed with the Commercial Register at the Munich District Court (HRB 159705).

Moreover, the consolidated financial statements and the Group management report can be accessed via WACKER's website under www.wacker.com. On March 6, 2006, Wacker Chemie AG's Executive Board released the corporate financial statements for presentation to the Supervisory Board.

Standards/ Interpretations Not Applied Earlier

The IASB has published the following standards, interpretations and changes to existing standards which are not yet binding and which Wacker Chemie AG will not implement earlier than required.

IFRS 7: "Financial Instruments: Disclosures"
First obligatory use is for fiscal years beginning on or after January 1, 2007. First-time application by Wacker Chemie AG in 2006 or 2007 will lead to expanded disclosures concerning financial instruments.

IFRIC 4: "Determining Whether an Arrangement Contains a Lease"
First obligatory use is for fiscal years beginning on or after January 1, 2006. At present, the impact of first-time application in 2006 on the consolidated financial statements cannot be estimated reliably.

IFRIC 6: "Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment"
First obligatory use is for fiscal years beginning on or after December 1, 2005. The impact of first-time application of this interpretation on Wacker Chemie AG's consolidated financial statements 2006 is expected to be marginal.

Amendments to IAS 1: "Presentation of Financial Statements – Capital Disclosures"
First obligatory use is for fiscal years beginning on or after January 1, 2007. Wacker Chemie AG's first use in 2006 or 2007 will lead to expanded disclosures in the Notes.

Amendments to IAS 19: "Employee Benefits, Actuarial Gains and Losses, Group Plans and Disclosures"
Insofar as they are not optional, the amendments are obligatory for fiscal years beginning on or after January 1, 2006. The amendments primarily affect the option to recognize the year's actuarial gains and losses directly in equity, as well as the expansion of disclosures. Currently, it is not expected that a switchover will be made from the current calculation of actuarial gains and losses in accordance with the corridor method for direct calculation in equity. Effective December 31, 2005, Wacker Chemie AG's consolidated financial statements were already supplemented via presentations of the reconciliation of the defined benefit pension plans and actual values of plan assets (IAS 19.120 A [c] and [e]).

Amendments to IAS 21: "The Effects of Changes in Foreign Exchange Rates"
First obligatory use is for fiscal years beginning on or after January 1, 2006. This amendment is not expected to have a major impact on future Wacker Chemie AG consolidated financial statements.

Amendments to IAS 39: "Financial Instruments: Recognition and Measurement - Accounting for Cash Flow Hedges in Future Intra-Group Transactions - Application of the Fair Value Measurement Option"
First obligatory use is for fiscal years beginning on or after January 1, 2006. The amendments to IAS 39 will not have a major impact on Wacker Chemie AG's consolidated financial statements for fiscal 2006.

Scope of Consolidation

The consolidated financial statements include the financial statements of Wacker Chemie AG and its subsidiaries. Subsidiaries are companies in which Wacker Chemie AG directly or indirectly has a voting majority or uniform control. Joint ventures and associated companies are entities where Wacker Chemie AG exercises significant influence, normally holding 20–50 percent of the votes. These entities are included in the consolidated financial statements at equity. Companies in which Wacker Chemie AG has less than a 20-percent shareholding are shown in the consolidated financial statements at the lower of acquisition value or current value.

	Domestic	Foreign	Total
Fully consolidated subsidiaries (incl. parent company)			
Jan. 1, 2005	15	40	55
Additions	4	4	8
Disposals and mergers	–1	–3	–4
Dec. 31, 2005	**18**	**41**	**59**
Companies consolidated at equity			
Jan. 1, 2005	1	4	5
Additions	0	2	2
Dec. 31, 2005	**1**	**6**	**7**
Non-consolidated subsidiaries[1]			
Jan. 1, 2005	1	0	1
Dec. 31, 2005	**1**	**0**	**1**
Total			
Jan. 1, 2005	17	44	61
Additions	4	6	10
Disposals and mergers	–1	–3	–4
Dec. 31, 2005	**20**	**47**	**67**

[1] Not consolidated because of insignificance (W.E.L.T. Reisebüro GmbH; share 51 percent)

The additions of fully consolidated subsidiaries relate to:	**in %**
Wacker-Chemie Siebte Venture GmbH, Munich	100
Wacker-Chemie Achte Venture GmbH, Munich	100
Wacker-Chemie Neunte Venture GmbH, Munich	100
Wacker Biotech GmbH, Jena	100
Wacker Chemicals (China) Holding Co. Ltd., Shanghai	100
Wacker Chemicals (Zhangjiagang) Co. Ltd., Zhangjiagang	100
Wacker Chemicals Fumed Silica (ZJG) Holding Co. Pte. Ltd., Singapore	51
Wacker Chemicals Fumed Silica (ZJG) Co. Ltd., Zhangjiagang	51

The disposals/mergers of fully consolidated subsidiaries relate to:
Wacker-Chemie Fünfte Venture GmbH, Munich
Wacker-Chemie (Belgium) B.V.B.A. i.L., Brussels
Kelmar Industries, Duncan, South Carolina
Microblen Corp., Duncan, South Carolina

The additions of companies consolidated at equity relate to:	**in %**
Dow Corning (ZJG) Holding Pte. Ltd., Singapore	25
Wacker Dymatic (Shunde) Co. Ltd., Guangdong	50

The acquisition of Wacker Biotech GmbH was completed Jan. 1, 2005. The purchase price was €5.7 million. Fixed assets increased by €0.3 million and current assets by €1.7 million due to the acquisition. On the liabilities side, provisions and accruals rose by €0.1 million and liabilities by €1.9 million. In 2005, the company had total sales of €3.2 million; the net result was €–0.4 million.

Consolidation Methods

The consolidated financial statements are based on the financial statements of Wacker Chemie AG and its consolidated subsidiaries, with December 31 as closing day. Several of the companies consolidated at equity have September 30 as the closing day. Their financial statements are included accordingly, because final figures are only available from this date. The individual financial statements were audited by independent auditors.

Investments in subsidiaries are consolidated at purchase value; the historical cost of the investment is set off against the Group share in equity capital of the consolidated subsidiaries at the time of acquisition or at the time of the first inclusion into the consolidated financial statements.

To the extent that the difference between the purchase costs and the share of equity capital is based on hidden reserves or hidden liabilities, it is allocated to the assets and liabilities of the subsidiary, according to the interest share. Any remaining difference is treated as goodwill. Entities consolidated at equity are included at the share value in their revaluated equity capital. Any remaining difference to the purchase costs of the share is treated in line with the purchase method. All remaining shares are accounted for at continued purchase costs.

Unrealized results, sales, expenses and income, as well as receivables and liabilities between the consolidated companies are eliminated. Unrealized results from trade receivables with associated companies are not eliminated, unless the amounts are substantial. For consolidation activities charged against income, the effects on income tax are taken into account and deferred taxes are included.

Foreign Currency Translation

In the individual financial statements of Group companies, all receivables and liabilities in foreign currencies are translated at the closing day rate, whether they have been hedged or not. Forward transactions that – from an economic point of view – are used for hedging, are translated at fair values.

The financial statements of consolidated companies are disclosed in the local currency. The items of these statements are translated on the basis of the "functional currency" principle – according to the adjusted closing day rate method. Since WACKER Group subsidiaries run their businesses along independent financial, economic and organizational lines, the functional currency is, as a rule, identical with each company's local currency. The consolidated financial statements therefore list expenses and income from the financial statements of subsidiaries disclosed in foreign currency at the annual average rate, whereas assets and liabilities are translated at the closing day rate. Currency differences resulting from the translation of equity capital are set off against equity capital. Translation differences from different exchange rates in the consolidated income statement are likewise shown in equity capital without affecting profit. If Group companies retire from the scope of consolidation, the translation difference from different exchange rates is reversed against income.

The exchange rates of the major currencies used in these financial statements, and their corresponding fluctuations against the euro, were as follows:

	ISO Code	Closing day rate		Annual average rate	
		Dec. 31, 2005	**Dec. 31, 2004**	**2005**	**2004**
U.S. dollar	USD	1.18	1.36	1.24	1.24
Japanese yen	JPY	139.66	141.24	136.80	134.41
Singapore dollar	SGD	1.97	2.23	2.07	2.10

Accounting and Valuation Principles

The consolidated financial statements of Wacker Chemie AG and of its German and international subsidiaries are prepared in accordance with uniform accounting and valuation principles.

The preparation of the consolidated financial statements in accordance with the IASB guidelines necessitates the use of certain assumptions and estimates affecting the level and statement of the recognized assets and debts, income and expenses, as well as contingent liabilities. The assumptions on which the estimates are based primarily relate to the uniform definition of useful life, the recognition and measurement of accruals and provisions, and the scope for realizing future tax relief.

The actual values may in individual instances differ from the assumptions and estimates made. Changes in value are recognized in the income statement as soon as they become apparent.

Intangible assets acquired for consideration are measured at cost and amortized on a straight-line basis. The useful life is taken to be between four and eight years, unless otherwise indicated – e.g. as a result of the life of a patent. Amortization of intangible assets (apart from goodwill) is allocated to the functional areas that use them.

Self-constructed intangible assets are capitalized if it is probable that a future economic benefit can be associated with the use of the asset and the costs of the asset can be determined reliably. They are recognized at cost of construction and amortized on a straight-line basis.

Where development costs are recognized as an intangible asset, they comprise the costs directly and indirectly attributable to the development process. Development expenditure recognized as an intangible asset is amortized over the useful life of the corresponding production facilities from the start of production.

Research costs as well as development costs that cannot be capitalized are recognized in the income statement as current expenses.

Goodwill is not amortized. An impairment test is performed annually for existing goodwill. If the impairment test indicates a value that is lower than the carrying amount, the goodwill is written down. Goodwill amortization is reported under other operating expenses.

We recognize property, plant and equipment in the balance sheet at cost and depreciate them by the straight-line method in accordance with their probable useful life.

Grants from third parties reduce the cost; unless otherwise stated, these grants (investment subsidies) are issued by government bodies.

Borrowing costs are not recognized as part of purchase and production costs.

Income grants that are no longer offset by future expenses are recognized as income. The cost of construction of self-constructed assets includes all costs directly attributable to the production process, as well as appropriate portions of the production-related overheads.

If property, plant and equipment are retired, sold or given up/no longer used, the gain or loss from the difference between the sales proceeds and the residual carrying amount is recognized under other operating income or expenses. Leasehold assets under lease are also recognized as non-current assets. Property, plant and equipment rented by way of finance leases are recognized at fair value at the time of addition, unless the present values of the lease payments are lower. Depreciation is by the straight-line method over the probable useful life, or over the term of the contract if shorter. The payment obligations resulting from the future lease installments are recognized under financial liabilities.

Property, plant and equipment are depreciated basically in accordance with the following periods of useful life:

	Periods of useful life
Production buildings	20 to 50 years
Other buildings	10 to 30 years
Plant and machinery	6 to 12 years
Vehicles	4 to 6 years
Business and office equipment	6 to 10 years

Where the value of intangible assets or items of property, plant and equipment determined in accordance with the above principles is higher than their fair value at the reporting date, a reduction for impairment is made.

The fair value is determined from the net sale proceeds or, if higher, from the present value of the estimated future cash flows from the use of the asset. The need for reductions for impairment is assessed yearly for such assets or groups of assets where an impairment loss is suspected. Where the reasons for impairment cease to apply, impairment losses are reversed.

The shares in non-consolidated subsidiaries and investments reported under long-term investments are measured at cost, unless a different market value is available. Companies consolidated at equity are always recognized on the basis of the pro rata equity held. Changes in market value are recognized in the income statement upon realization through disposal or if the market value permanently falls below the cost of purchase. Loans advanced are measured at amortized cost, except that non-interest-bearing and low-interest loans advanced are measured at their present value.

Inventories are measured at cost, using the average cost method. Lower replacement costs or realizable prices at the balance sheet date are taken into account through depreciation to the lowest value. Purchase and production costs include directly attributable costs as well as an appropriate portion of the indirect materials and indirect labor, and also straight-line depreciation. Borrowing costs are not capitalized. Write-down is performed for inventory risks as a result of extended periods of storage and reduced usability, according to the lower of cost or market principle.

In the income statement, costs for unused production capacity are also included in purchase and production costs.

For production reasons, work in progress and finished goods are reported jointly under goods.

Trade receivables and other assets are recognized at amortized cost, except for derivative financial instruments, which are recognized at market value. Risks are taken into account through appropriate amortization. Where long-term receivables are non-interest-bearing or low-interest-bearing, they are discounted.

Current securities are measured according to the same principles as investment securities. Cash and cash equivalents are recognized at their nominal value.

Derivative financial instruments are used only for hedging purposes, in order to reduce the risks posed by exchange-rate fluctuations, interest rates and raw materials prices to operations and their financing needs. Derivative financial instruments are recognized at market value, notwithstanding the purpose for, or the intention with which, they have been concluded. Positive market values are recognized as a receivable, and negative market values as a liability. The changes in market value of derivative financial instruments where hedge accounting is used are reported either in the result or in equity capital as a component of the accumulated other equity capital, depending on whether the underlying hedge is a fair value hedge or a cash flow hedge. Derivative financial instruments are accounted for at the trade date.

Deferred tax assets and liabilities are created for temporary differences between tax bases and carrying amounts, as well as for consolidation measures recognized in the income statement. The deferred tax assets include tax relief entitlements resulting from the anticipated use of existing loss carryforwards in future years, the realization of which is assured with sufficient probability.

The deferred tax is determined on the basis of the tax rates that, under current law, are applicable at the time of realization in the individual countries, or are anticipated. Netting of deferred tax assets and liabilities is only performed to the extent that is possible under the same tax regime.

Minority interests in the limited partnership capital of consolidated companies are reported as borrowed capital; contributions and withdrawals increase or diminish the proportion of this borrowed capital.

Pension provisions are created according to the projected unit credit method. This method takes account not only of pensions and entitlements to future pensions known at the balance sheet date, but also of anticipated future pay and pension increases, applying prudent estimates to the relevant influencing factors. The calculation is based on actuarial appraisals, taking account of biometric calculation bases. Actuarial gains and losses are only netted with an effect on income once they move outside a margin of ten percent of the volume of the liability. In this instance, they are distributed over the future average remaining working life of the employees. The expense from funding the pension provisions is allocated to the costs for the functional areas concerned; the interest portion is shown in the other financial result.

Other provisions and accruals are recognized if an obligation exists towards third parties, it is probable that the resulting entitlement will be called upon and the anticipated amount that needs to be set aside can reliably be estimated. All cost components, which are also recognized under inventories, are fundamentally included in the measurement of the other provisions. Long-term provisions are measured at the discounted settlement value at the reporting date.

The liabilities are measured at amortized cost. Liabilities from finance lease contracts are shown as financial liabilities at the present value of the future leasing installments. Liabilities from financial derivatives are recognized at the market value. There are no contingent liabilities recorded in the balance sheet.

Emission certificates allotted free of charge are recognized at a nominal value of nil. Provisions are created if the emission certificates available do not cover the anticipated obligations. Proceeds from the sale of emission certificates allotted free of charge are included in the operating result.

1 Sales, Costs of Goods Sold, Selling Expenses, Research and Development Costs and General Administration Costs

Sales

Sales income is seen as realized when goods and services have been duly delivered/performed and paid. Sales income includes income from services. The section on segment information reports on sales income by division and region. Sales income includes €67.3 million (2004: €66.0 million) from other services.

Costs of goods sold

This item shows the costs of any products, merchandise and services sold. In addition to direct costs, such as material, payroll and energy costs, they cover overheads including depreciation and inventory adjustments. This item includes the cost of outward freight.

Selling expenses

Such expenses include costs incurred by the sales organization, advertising, market research and applications support at customer sites. This item also shows commission expenses.

Research and development costs

This item shows costs entailed by research and the development of products and processes. Capitalization of research costs is not permitted. Development costs are only capitalized when all the prescribed recognition criteria have been met cumulatively, when the research phase can be separated clearly from the development phase and when the resultant costs can be allocated to the individual project phases without overlaps. Currently, not all IAS 38 capitalization criteria have been met due to the numerous interdependences within development projects and the uncertainty about which products will ultimately become commercially viable.

General administration costs

These costs include the pro rata payroll and material costs of corporate control functions, human resources, accounting and information technology, unless they have been charged as an internal service to other cost centers and hence in certain circumstances to other functional areas.

2 Other Operating Income/ Other Operating Expenses

€ million	2005	2004
Income from currency transactions	60.5	83.7
Income from reversal of accruals	36.7	12.0
Insurance compensations	37.0	3.3
Income from reversal of adjustments to liabilities	17.7	1.9
Income from disposal of assets	3.4	4.1
Reversed depreciation on fixed assets	0.0	7.1
Subsidies/grants	5.4	4.7
Sundry operating income	19.0	27.1
Other operating income	**179.7**	**143.9**

Insurance compensations include €3.8 million for damage that resulted in a value reduction.

€ million	2005	2004
Expenses from currency transactions	−77.8	−76.6
Expenses from adjustments to receivables	−2.3	−4.2
Expenses from retirement of fixed assets/value reductions on fixed assets	−32.0	−2.9
Depreciations on goodwill	0.0	−0.2
Restructuring measures/project costs	0.0	−28.3
Sundry operating expenses	−16.0	−9.3
Other operating expenses	**−128.1**	**−121.5**

Other operating expenses include expenses not allocatable to functional areas.

Depreciations on fixed assets relate to: explosion damage in Nünchritz, depreciation on land and buildings no longer fully utilized, depreciations on technically obsolete IT equipment, depreciations on production facilities which are to be closed down in 2006 due to a decision made in 2005, and intangible assets that have proved not to be exploitable.

8 Equity Result/Other Investment Result/Other Financial Result/Limited Partnership Result

€ million	2005	2004
Equity result[1]	**−0.3**	**2.0**
Other investment result		
Investment income[2]	5.4	6.7
Profits from disposal of investments	3.0	2.5
	8.4	**9.2**
Interest result		
Interest and similar income	5.1	6.1
Interest and similar expenses	−40.0	−42.6
	−34.9	**−36.5**
Other financial income/expenses		
Other financial income	0.9	0.0
Interest effect on provisions subject to interest/liabilities/finance lease	−8.0	−9.8
Other financial expenses	−0.4	−1.3
	−7.5	**−11.1**
Other shareholders' limited partnership result[3]	**−11.5**	**−11.8**

[1] Equity results mainly relate to investments in companies in the USA and China.
[2] Income from investments mainly relate to investments in companies in the USA.
[3] In the WACKER Group, private companies with minority shareholders are consolidated. The share of the net result due to the minority shareholders in these private companies is shown under this item. In the balance sheet, the minority shareholders' share of the equity capital of these private companies is described separately as long-term borrowings. Where Wacker Chemie AG or a consolidated subsidiary holds minority shares in non-consolidated private companies, these shares are treated and described as shares in public companies.

[4] Income Tax

The calculation is based on the current regulations of valid or estimated tax rates in the individual countries at the realization time. These are generally based on the legal regulations valid or adopted on the balance sheet date.

In Germany, a solidarity surcharge is added to corporate tax. In addition, a trade income tax has to be paid; this varies depending on the municipality in which the company has its site. The trade income tax is a deductible operating expense.

Tax rates in Germany		2005	2004
Weighted average trade tax rate	%	14.7	15.0
Corporate tax rate	%	25.0	25.0
Solidarity surcharge	%	5.5	5.5

The income from foreign Group companies is subject to taxation at the tax rates valid in the country where the site is located.

Deferred taxes on undistributed profits of subsidiaries were not calculated. The effort required to determine possible resulting tax effects would have been unreasonably high.

The distributable amounts are €70.2 million (2004: €70.4 million).

Wacker Chemie AG also has a corporate tax credit of €17.9 million (2004: €17.9 million), which can be capitalized for dividend payments until the year 2019.

€ million		**2005**	**2004**
Current income tax expense		-102.8	-34.7
Deferred taxes		39.7	-27.7
Income tax		**-63.1**	**-62.4**
Derivation of the effective tax rate			
Pre-tax result		**207.0**	**51.0**
Income tax rate for Wacker Chemie AG	%	38.0	39.2
Expected tax expenses		**-78.7**	**-20.0**
Deviations due to the tax rate		3.0	2.4
Tax effect of non-deductible expenses		-9.6	-2.9
Tax effect of tax-free income		18.8	13.9
Taxes not relating to the period		-21.2	-6.8
Adjustment for deferred tax assets		27.6	-44.4
Taxes borne by minority shareholders		-4.4	-4.6
Tax effect of the reported results after tax of companies consolidated at equity		0.0	0.8
Other deviations		1.4	-0.8
Total income tax		**-63.1**	**-62.4**
Effective tax load	%	**30.5**	**122.4**

€ million	Deferred tax assets 2005	Deferred tax liabilities 2005	Deferred tax assets 2004	Deferred tax liabilities 2004
Allocation of deferred taxes				
Intangible assets	7.4	0.0	0.5	0.0
Fixed assets	0.0	108.4	1.6	123.1
Current assets	6.7	0.7	5.4	33.6
Pension provisions	22.1	0.0	22.9	0.0
Other provisions/accruals	31.8	1.2	36.2	4.1
Liabilities	24.6	0.2	29.3	0.7
Loss carryforwards	17.7	0.0	0.4	0.0
Tax credits	2.3	0.0	4.0	−18.5
	112.6	**110.5**	**100.3**	**143.0**
Setoffs	−92.2	−92.2	−95.1	−95.1
Balance sheet value	**20.4**	**18.3**	**5.2**	**47.9**

The existing **tax loss carryforwards** can still be used as follows:

€ million	2005	2004
Within 1 year	0.4	5.3
Within 2 years	0.6	0.7
Within 3 years	25.4	0.8
Within 4 years	35.3	122.6
Within 5 years or later	167.5	89.0
	229.2	**218.4**
Thereof loss carryforwards not expected to be realizable	−184.0	−215.0
Thereof loss carryforwards expected to be realizable	45.2	3.4

For the volatile semiconductor business, the calculation of loss carryforwards expected to be realizable relates only to the subsequent plan year.

5 Development of Fixed Assets

€ million	Intangible assets	Property, plant and equipment	Financial assets	Minority shares valued at equity	Financial investments	Total
Purchase costs						
Balance at Jan. 1, 2004	265.8	5,898.5	46.6	26.9	68.0	6,305.8
Additions	17.0	348.7	0.0	0.0	0.0	365.7
Retirements	-2.8	-230.7	-1.2	-13.2	-0.5	-248.4
Reclassifications	1.9	-1.9	0.0	0.0	0.0	0.0
Changes in scope of consolidation	-6.8	-131.0	0.0	0.0	0.0	-137.8
Other changes	0.0	0.0	0.0	-1.7	0.0	-1.7
Exchange rate differences	-2.9	-90.2	0.0	0.0	-0.1	-93.2
Balance at Dec. 31, 2004	**272.2**	**5,793.4**	**45.4**	**12.0**	**67.4**	**6,190.4**
Depreciations						
Balance at Jan. 1, 2004	248.5	3,991.2	45.1	0.0	2.0	4,286.8
Additions	17.1	332.5	0.0	0.0	0.0	349.6
Retirements	-2.7	-216.9	-1.2	0.0	0.0	-220.8
Reversed depreciations	0.0	-5.6	0.0	0.0	0.0	-5.6
Changes in scope of consolidation	-6.6	-77.5	0.0	0.0	0.0	-84.1
Exchange rate differences	-2.6	-61.4	0.0	0.0	-0.1	-64.1
Balance at Dec. 31, 2004	**253.7**	**3,962.3**	**43.9**	**0.0**	**1.9**	**4,261.8**
Fixed assets Dec. 31, 2004	**18.5**	**1,831.1**	**1.5**	**12.0**	**65.5**	**1,928.6**
Impairments	6.3	2.9	0.0	0.0	0.0	9.2
Reduction in purchase costs due to investment grant						272.4
Purchase costs						
Balance at Jan. 1, 2005	272.2	5,793.4	45.4	12.0	67.4	6,190.4
Additions	8.4	288.4	0.0	2.1	0.1	299.0
Retirements	-21.0	-129.4	0.0	0.0	-1.2	-151.6
Reclassifications	5.2	-5.2	0.0	0.0	0.0	0.0
Changes in scope of consolidation	0.0	-2.9	0.0	0.0	0.0	-2.9
Other changes	0.0	0.0	0.0	-0.1	0.0	-0.1
Exchange rate differences	3.8	131.1	0.0	0.0	0.1	135.0
Balance at Dec. 31, 2005	**268.6**	**6,075.4**	**45.4**	**14.0**	**66.4**	**6,469.8**
Depreciations						
Balance at Jan. 1, 2005	253.7	3,962.3	43.9	0.0	1.9	4,261.8
Additions	13.6	334.0	0.0	0.0	0.0	347.6
Retirements	-18.1	-123.6	0.0	0.0	-0.3	-142.0
Changes in scope of consolidation	0.0	-2.7	0.0	0.0	0.0	-2.7
Exchange rate differences	3.2	86.3	0.0	0.0	0.0	89.5
Balance at Dec. 31, 2005	**252.4**	**4,256.3**	**43.9**	**0.0**	**1.6**	**4,554.2**
Fixed assets Dec. 31, 2005	**16.2**	**1,819.1**	**1.5**	**14.0**	**64.8**	**1,915.6**
Impairments	4.4	20.6	0.0	0.0	0.0	25.0
Reduction in purchase costs due to investment grant						285.1

[6] Intangible Assets

€ million	Trademarks, licenses and similar intellectual property rights	Goodwill	Total
Purchase costs			
Balance at Jan. 1, 2004	117.0	148.8	265.8
Additions	17.0	0.0	17.0
Retirements	-2.8	0.0	-2.8
Reclassifications	1.9	0.0	1.9
Changes in scope of consolidation	-1.8	-5.0	-6.8
Exchange rate differences	-1.3	-1.6	-2.9
Balance at Dec. 31, 2004	**130.0**	**142.2**	**272.2**
Depreciations			
Balance at Jan. 1, 2004	99.7	148.8	248.5
Additions	17.1	0.0	17.1
Retirements	-2.7	0.0	-2.7
Changes in scope of consolidation	-1.6	-5.0	-6.6
Exchange rate differences	-1.0	-1.6	-2.6
Balance at Dec. 31, 2004	**111.5**	**142.2**	**253.7**
Intangible assets Dec. 31, 2004	**18.5**	**0.0**	**18.5**
Purchase costs			
Balance at Jan. 1, 2005	130.0	142.2	272.2
Additions	2.7	5.7	8.4
Retirements	-4.7	-16.3	-21.0
Reclassifications	5.2	0.0	5.2
Exchange rate differences	1.9	1.9	3.8
Balance at Dec. 31, 2005	**135.1**	**133.5**	**268.6**
Depreciations			
Balance at Jan. 1, 2005	111.5	142.2	253.7
Additions	13.6	0.0	13.6
Retirements	-1.8	-16.3	-18.1
Exchange rate differences	1.3	1.9	3.2
Balance at Dec. 31, 2005	**124.6**	**127.8**	**252.4**
Intangible assets Dec. 31, 2005	**10.5**	**5.7**	**16.2**

This position describes assets acquired for a consideration. The additions to trademarks relate to operating activities. The addition to goodwill relates to the acquisition of Wacker Biotech GmbH in January 2005.

7 Property, Plant and Equipment

€ million	Land, buildings, similar rights	Plant and machinery	Other fixtures, business and office equipment	Assets under con-struction	Total
Purchase and production costs					
Balance at Jan. 1, 2004	1,040.0	4,186.3	490.3	181.9	5,898.5
Additions	13.6	167.7	26.0	141.4	348.7
Retirements	-13.5	-192.7	-23.7	-0.8	-230.7
Reclassifications	22.7	144.6	17.8	-187.0	-1.9
Changes in scope of consolidation	-32.1	-85.8	-12.2	-0.9	-131.0
Exchange rate differences	-23.1	-63.7	-2.0	-1.4	-90.2
Balance at Dec. 31, 2004	**1,007.6**	**4,156.4**	**496.2**	**133.2**	**5,793.4**
Depreciations					
Balance at Jan. 1, 2004	532.5	3,054.0	401.9	2.8	3,991.2
Additions	40.3	257.7	34.5	0.0	332.5
Retirements	-4.8	-190.4	-21.7	0.0	-216.9
Reclassifications	0.0	1.4	1.4	-2.8	0.0
Reversed depreciations	0.0	-5.6	0.0	0.0	-5.6
Changes in scope of consolidation	-19.4	-47.3	-10.8	0.0	-77.5
Exchange rate differences	-10.8	-49.0	-1.6	0.0	-61.4
Balance at Dec. 31, 2004	**537.8**	**3,020.8**	**403.7**	**0.0**	**3,962.3**
Property, plant and equipment Dec. 31, 2004	**469.8**	**1,135.6**	**92.5**	**133.2**	**1,831.1**
Thereof finance leases					
Gross values	89.7	0.0	0.0	0.0	89.7
Depreciations	-59.1	0.0	0.0	0.0	-59.1
Balance sheet values	**30.6**	**0.0**	**0.0**	**0.0**	**30.6**
Purchase and production costs					
Balance at Jan. 1, 2005	1,007.6	4,156.4	496.2	133.2	5,793.4
Additions	15.4	132.5	20.0	120.5	288.4
Retirements	-3.0	-89.2	-36.3	-0.9	-129.4
Reclassifications	8.3	89.1	7.4	-110.0	-5.2
Changes in scope of consolidation	0.0	-2.6	-0.3	0.0	-2.9
Exchange rate differences	30.4	94.5	3.9	2.3	131.1
Balance at Dec. 31, 2005	**1,058.7**	**4,380.7**	**490.9**	**145.1**	**6,075.4**
Depreciations					
Balance at Jan. 1, 2005	537.8	3,020.8	403.7	0.0	3,962.3
Additions	43.9	255.2	34.9	0.0	334.0
Retirements	-2.7	-86.2	-34.7	0.0	-123.6
Reclassifications	0.0	1.8	-1.8	0.0	0.0
Changes in scope of consolidation	0.0	-2.4	-0.3	0.0	-2.7
Exchange rate differences	13.2	69.9	3.2	0.0	86.3
Balance at Dec. 31, 2005	**592.2**	**3,259.1**	**405.0**	**0.0**	**4,256.3**
Property, plant and equipment Dec. 31, 2005	**466.5**	**1.121.6**	**85.9**	**145.1**	**1,819.1**
Thereof finance leases					
Gross values	89.7	0.0	0.0	0.0	89.7
Depreciations	-63.6	0.0	0.0	0.0	-63.6
Balance sheet values	**26.1**	**0.0**	**0.0**	**0.0**	**26.1**

8 Financial Investments

€ million	Intangible assets	Land, buildings, similar rights	Plant and machinery	Other fixtures, business and office equipment	Total
Purchase and production costs					
Balance at Jan. 1, 2004	0.4	11.8	32.8	1.6	46.6
Retirements	0.0	0.0	0.0	−1.2	−1.2
Balance at Dec. 31, 2004	**0.4**	**11.8**	**32.8**	**0.4**	**45.4**
Depreciations					
Balance at Jan. 1, 2004	0.4	10.3	32.8	1.6	45.1
Retirements	0.0	0.0	0.0	−1.2	−1.2
Balance at Dec. 31, 2004	**0.4**	**10.3**	**32.8**	**0.4**	**43.9**
Financial investments Dec. 31, 2004	**0.0**	**1.5**	**0.0**	**0.0**	**1.5**
Purchase and production costs					
Balance at Jan. 1, 2005	0.4	11.8	32.8	0.4	45.4
Balance at Dec. 31, 2005	**0.4**	**11.8**	**32.8**	**0.4**	**45.4**
Depreciations					
Balance at Jan. 1, 2005	0.4	10.3	32.8	0.4	43.9
Balance at Dec. 31, 2005	**0.4**	**10.3**	**32.8**	**0.4**	**43.9**
Financial investments Dec. 31, 2005	**0.0**	**1.5**	**0.0**	**0.0**	**1.5**

Wacker Chemie AG's Cologne site is shown as a financial investment.

[9] Entities Consolidated at Equity/ Financial Assets

€ million	Entities consolidated at equity	Other investments	Other financial assets	Financial assets
Purchase costs				
Balance at Jan. 1, 2004	26.9	64.9	3.1	68.0
Retirements	-13.2	0.0	-0.5	-0.5
Changes resulting from consolidation at equity	-1.7	0.0	0.0	0.0
Exchange rate differences	0.0	-0.1	0.0	-0.1
Balance at Dec. 31, 2004	**12.0**	**64.8**	**2.6**	**67.4**
Depreciations				
Balance at Jan. 1, 2004	0.0	2.0	0.0	2.0
Exchange rate differences	0.0	-0.1	0.0	-0.1
Balance at Dec. 31, 2004	**0.0**	**1.9**	**0.0**	**1.9**
Consolidations at equity/ financial assets Dec. 31, 2004	**12.0**	**62.9**	**2.6**	**65.5**
Purchase costs				
Balance at Jan. 1, 2005	12.0	64.8	2.6	67.4
Additions	2.1	0.0	0.1	0.1
Retirements	0.0	-1.0	-0.2	-1.2
Changes resulting from consolidation at equity	-0.1	0.0	0.0	0.0
Exchange rate differences	0.0	0.0	0.1	0.1
Balance at Dec. 31, 2005	**14.0**	**63.8**	**2.6**	**66.4**
Depreciations				
Balance at Jan. 1, 2005	0.0	1.9	0.0	1.9
Retirements	0.0	-0.3	0.0	-0.3
Balance at Dec. 31, 2005	**0.0**	**1.6**	**0.0**	**1.6**
Consolidations at equity/ financial assets Dec. 31, 2005	**14.0**	**62.2**	**2.6**	**64.8**

The extrapolated book value of the equity-consolidated entity Planar Solutions, L.L.C. amounts to €0.0 million. The unrecorded losses related to this investment amount to €0.3 million.

[10] Inventories

€ million	2005	2004
Raw materials and supplies	111.0	99.7
Finished goods and merchandise	270.2	267.2
Services not charged	0.3	0.0
Down payments	0.5	0.0
	382.0	**366.9**
Thereof recorded at net realizable value	38.3	61.7

11 Accounts Receivable and Other Assets

€ million	2005 Total	thereof long-term	thereof short-term	2004 Total	thereof long-term	thereof short-term
Trade receivables	**420.2**	**0.0**	**420.2**	**340.4**	**0.0**	**340.4**
Receivables from associated companies	13.6	0.0	13.6	10.3	0.0	10.3
Loans and interest receivables	2.4	1.7	0.7	20.2	19.5	0.7
Derivatives	10.5	0.0	10.5	33.7	0.0	33.7
Prepaid expenses	6.7	0.0	6.7	2.7	0.0	2.7
Sundry assets	44.2	0.0	44.2	43.1	2.0	41.1
Other assets	**77.4**	**1.7**	**75.7**	**110.0**	**21.5**	**88.5**
Tax receivables	**34.2**	**0.0**	**34.2**	**39.6**	**0.0**	**39.6**
Adjustments on accounts receivable/ other assets						
Trade receivables	−4.1			−7.1		
Other assets	−0.5			−16.7		
Tax receivables	0.0			0.0		
	−4.6			**−23.8**		

Accounts receivable are shown at continued purchase costs, corresponding to the market values. Default risks are – if not covered by insurance – taken into account by sufficient value adjustments.

Other assets include investment fund shares for securing partial-retirement liabilities amounting to €4.6 million.

The fund shares are individually pledged to employees participating in the partial-retirement program.

12 Liquid Assets

€ million	2005	2004
Cash and equivalents	**34.7**	24.7

Cash and equivalents are shown at their nominal values.

13 Equity Capital, Minority Shares

A separate overview (on page 77) shows the development of equity capital.

Capital reserves include the amounts over and above the nominal amount of shares when issued in previous years. They also include other equity capital contributions made by shareholders. Own share reserves, shown as revenue reserves, were created by transfer from capital reserves.

Revenue reserves include amounts created in previous fiscal years at Wacker Chemie AG, transfers from annual earnings, the results of any consolidated companies minus amounts due to minority shareholders, changes that affect consolidated items in terms of net income and any changes to the scope of consolidation.

Any remaining equity capital shows both the differences from currency translation in the financial statements of foreign subsidiaries and the effects from measuring financial instruments. In both cases, profit was not affected. Minority interests include shares in the equity capital of consolidated subsidaries.

€ million	**2005**	**2004**
Profits	−0.8	−0.4
Losses	1.1	0.2
Earnings due to minority shareholders	**0.3**	**−0.2**

The table below shows those changes in equity capital which do not affect profit and which result from the measurement of financial instruments at market values in line with IAS 39.

€ million	**Derivatives**
Market values Jan. 1, 2005	11.4
Deferred taxes Jan. 1, 2005	−4.3
Balance sheet value Jan. 1, 2005	**7.1**
Changes in market values	−13.5
Changes in deferred taxes	5.1
Total changes during year under review	**−8.4**
Market values Dec. 31, 2005	−2.1
Deferred taxes Dec. 31, 2005	0.8
Balance sheet value Dec. 31, 2005	**−1.3**

14 Accruals for Pensions

WACKER Group employees can avail themselves of various old-age pension plans, which will be determined by the legal, economic and tax factors of individual countries. These pension plans usually take account of employees' length of service and salary levels.

Accruals for pensions are created for liabilities arising from current and future pension payments to eligible active and former WACKER Group employees and their surviving dependents. Employees in Germany have the option of converting part of their compensation into deferred compensation commitments. Benefit plans taken out by December 31, 2000 are measured at the value of years of service to date/years served to retirement (pro-rata temporis), whereas any benefit plans from January 1, 2001 are measured at the present value of the defined benefit obligation.

Furthermore, accruals include pension-like obligations, such as accruals and provisions for medical insurance costs for retired employees (USA) and severance payments.

Pension obligations by Wacker Chemie AG and Domestic Group companies are covered to a considerable extent by the Wacker Pension Fund (Wacker Pensionskasse VVaG).

Company contributions to the pension fund are included in expenditure for pension plans. In a funded pension plan, the pension obligation that results from the benefit/years of service method is reduced by the amount of assets. If the fund assets exceed the obligations from the pension plan, a credit item is always shown. Capitalization is subject to the proviso that the company preparing the balance sheet can additionally draw economic benefits from these assets, e.g. in the form of refunds from the plan or reductions in future contributions to the plan ("Asset Ceiling" as defined by IAS 19.58 et seq.).

Since the Wacker Pension Fund does not fix contributions in accordance with IFRS principles, but in compliance with stricter conditions under German supervisory legislation, there is no access to the excess amount of fund assets in Germany. Consequently, any excess amounts are not capitalized.

The (mainly) defined benefit plans of Group companies abroad are usually covered by external funds. Unless fund assets cover the obligation, the net obligation is shown as a liability under accruals for pensions.

Obligations from direct benefit plans are calculated on the basis of the benefit/years of service method, which takes compensation and pension adjustments into consideration. The current service cost of pension benefit claimants results from the planned development of the accruals for future pension payments.

Any differences between those pension obligations calculated as planned and the benefit/years of service or present pension value at year-end are spread over the average remaining service of the claimants during the follow-up periods so far as these differences exceed 10 percent of the amount of obligations.

Pension obligations in Germany are calculated in accordance with the biometric calculation principles based on Prof. Klaus Heubeck's guideline tables for the year 2005. Pension obligations abroad are calculated in accordance with locally applicable actuarial principles and parameters. The calculations are based on actuarial reports.

Parameters	**German pension plans**		**USA**	
in %	**2005**	**2004**	**2005**	**2004**
Assumed interest rate	4.25	5.00	5.75	6.00
Compensation trend	2.50	3.00	3.50	4.40
Expected interest on fund assets	6.00	6.00	8.25 – 8.50	8.25 – 8.50
Assumed interest in Japan			2.00	2.00

At the present value, the special-purpose assets taken out in funds are balanced against the defined benefit obligation at year-end (financial status). Accruals for pensions are obtained after the actuarial profit and loss not yet taken into consideration are deducted.

€ million	Germany **2005**	Foreign **2005**	**Total 2005**	**Total 2004**
Development of defined benefit obligation (DBO)				
DBO Jan. 1	1,266.0	100.8	1,366.8	1,251.5
Current service cost	32.4	3.6	36.0	34.1
Interest cost	62.5	6.3	68.8	66.2
Contributions by eligible parties	9.7	0.0	9.7	9.7
Actuarial profit (–) and loss (+)	172.2	1.1	173.3	85.8
Pension payments	–48.8	–1.7	–50.5	–51.6
Transfer of obligations	0.0	0.0	0.0	–0.2
Changes in scope of consolidation	0.0	0.0	0.0	–20.6
Exchange rate differences	0.0	13.8	13.8	–8.1
Other changes	8.1	0.0	8.1	0.0
DBO Dec. 31	**1,502.1**	**123.9**	**1,626.0**	**1,366.8**
Change in fund assets				
Fund assets at present value Jan. 1	1,010.3	55.7	1,066.0	1,052.5
Actual return on fund assets	141.7	3.1	144.8	51.4
Employer contributions	9.7	6.7	16.4	11.3
Contributions by eligible parties	9.7	0.0	9.7	9.7
Pension payments	–36.0	–1.1	–37.1	–35.2
Changes in scope of consolidation	0.0	0.0	0.0	–19.2
Exchange rate differences	0.0	8.3	8.3	–4.3
Other changes	0.0	0.0	0.0	–0.2
Fund assets at present value Dec. 31	**1,135.4**	**72.7**	**1,208.1**	**1,066.0**
Financial status	**366.7**	**51.2**	**417.9**	**300.8**
Unrecognized actuarial profit/loss	–74.6	–7.7	–82.3	–79.4
"Asset ceiling" IAS 19.58	14.6	0.0	14.6	113.4
Similar benefits	0.7	1.2	1.9	1.5
Accruals for pensions	**307.4**	**44.7**	**352.1**	**336.3**

Pension costs incurred by defined benefit pension plans and the total of all pension expenses are made up as follows:

€ million	2005	2004
Current service cost	-36.0	-30.5
Interest cost	-68.8	-66.2
Expected income from fund assets	65.5	60.6
Amortization of actuarial profit and loss	-50.2	-70.2
"Asset ceiling" effect	48.5	62.4
Plan curtailments and settlements	0.7	0.0
Other	0.2	-0.9
Expenses from defined benefit pension plans	**-40.1**	**-44.8**
Expenses from defined contribution pension plans	-1.9	-0.6
Other pension expenses	-0.3	-1.3
Pension expenses	**-42.3**	**-46.7**
Of which included in payroll expenses (functional costs)	-39.0	-40.6
Of which included in the interest result	-3.3	-6.1
Expenses for Germany's mandatory pension plans[1]	**-48.8**	**-48.0**

[1] Companies in Germany must make contributions to state pension plans on behalf of their employees. These figures represent expenses incurred by such contributions but not included in the above pension figures.

15 Other Provisions and Accruals/ Tax Provisions

€ million	2005 Total	thereof long-term	thereof short-term	2004 Total	thereof long-term	thereof short-term
Personnel	103.2	98.3	4.9	111.3	104.5	6.8
Sales/purchasing	4.9	0.0	4.9	5.8	0.0	5.8
Environmental protection	37.3	33.9	3.4	46.0	43.2	2.8
Restructuring	1.7	0.4	1.3	18.7	0.6	18.1
Other	7.8	0.0	7.8	16.8	10.5	6.3
Other accruals	**154.9**	**132.6**	**22.3**	**198.6**	**158.8**	**39.8**
Tax provisions	**92.5**	**45.3**	**47.2**	**72.8**	**65.6**	**7.2**

Provisions are made in the balance sheet for current legal or constructive obligations if outflow of resources to cover these obligations is likely, and the amount of these obligations can be estimated reliably. The provision amount is based on the amounts required to cover future payment obligations, known risks and Group contingencies. Where necessary, provisions are discounted.

Tax provisions
Tax provisions contain amounts for tax obligations, tax audits and legal action.

Personnel
These provisions contain obligations for anniversary payments, other deferrals, and provisions relating to early retirement and partial-retirement schemes.

Sales/purchasing provisions
These provisions cover obligations from warranty and product liability as well as rebates, bonuses or other price reductions, commissions for sales agents, and risks of possible deficiency.

Environmental protection
These provisions are made for expected obligations concerning site contamination, water-pollution control, recultivation of landfills, clean-up of contaminated storage and production sites, and similar environmental measures. These provisions also include environmental protection charges imposed by the government.

Restructuring provisions
These provisions comprise severance payments to employees who leave, expected site-closure expenses, obligations for demolition and similar charges. In the prior-year period, restructuring mainly affected Siltronic.

Sundry provisions and accruals
These provisions relate to a number of identifiable individual risks and contingencies.

Other provisions and accruals developed as follows:

€ million	**Jan. 1, 2005**	Addition/ interest effect	Consumption	Reversal	Exchange rate differences	**Dec. 31, 2005**
Personnel	111.3	8.5	-16.8	-0.5	0.7	103.2
Sales/purchasing	5.8	9.8	-9.9	-1.0	0.2	4.9
Environmental protection	46.0	4.2	-4.1	-9.5	0.7	37.3
Restructuring	18.7	0.0	-2.7	-14.3	0.0	1.7
Other	16.8	4.1	-2.8	-11.0	0.7	7.8
	198.6	**26.6**	**-36.3**	**-36.3**	**2.3**	**154.9**
Thereof interest effect		1.7				

Tax provisions developed as follows:

€ million	**Jan. 1, 2005**	Addition/ interest effect	Consumption	Reversal	Exchange rate differences	**Dec. 31, 2005**
Taxes	72.8	34.9	-16.0	0.0	0.8	**92.5**
Thereof interest effect		0.2				

16 Financial Liabilities

€ million	2005 Total	thereof long-term	thereof short-term	2004 Total	thereof long-term	thereof short-term
Bank liabilities	835.0	798.1	36.9	792.0	518.0	274.0
Liabilities due to subsidiaries	0.0	0.0	0.0	0.5	0.0	0.5
Leasing liabilities	45.3	39.6	5.7	50.6	45.3	5.3
Loans from employees [1]	19.3	14.3	5.0	23.0	18.3	4.7
Other financial liabilities	5.4	0.0	5.4	6.2	0.0	6.2
	905.0	**852.0**	**53.0**	**872.3**	**581.6**	**290.7**

[1] These are loans made by employees to Wacker Chemie AG which promote employee wealth creation.

No material security exists for financial liabilities. If the Group cannot fulfill its repayment requirements regarding loans from employees, there are bank guarantees in place to secure employees' credits.

Some bank liabilities are fixed-interest and others variable-rate; loans from employees have fixed percentage rates. Some of the bank liabilities were granted provided that certain covenants are complied with.

17 Tax Liabilities/ Trade Liabilities/ Other Liabilities

€ million	2005 Total	thereof long-term	thereof short-term	2004 Total	thereof long-term	thereof short-term
Tax liabilities	**11.6**	**0.0**	**11.6**	**9.6**	**0.6**	**9.0**
Trade liabilities	**220.7**	**4.3**	**216.4**	**210.9**	**5.7**	**205.2**
Liabilities due to associated companies	3.3	0.0	3.3	3.3	0.0	3.3
Social security liabilities	18.5	0.3	18.2	16.6	0.5	16.1
Payroll liabilities	2.3	0.0	2.3	1.6	0.3	1.3
Other personnel liabilities	57.0	0.4	56.6	29.7	0.6	29.1
Derivatives	27.8	0.3	27.5	35.5	0.0	35.5
Deferred charges	8.1	0.0	8.1	8.0	0.1	0.0
Advanced payments received	21.1	18.0	3.1	8.4	0.0	8.4
Sundry liabilities	25.5	0.2	25.3	23.9	0.6	31.2
Other liabilities	**163.6**	**19.2**	**144.4**	**127.0**	**2.1**	**124.9**

Aside from amounts for which Group companies are liable to pay tax, tax liabilities also include taxes paid on behalf of third parties. In particular, social security liabilities refer to social security contributions yet to be paid. Other payroll liabilities especially include as-yet unpaid remunerations, profit sharing and vacation and flextime credits.

18 Contingent Liabilities/ Other Obligations

Contingencies are potential liabilities that are based on past events and whose existence is first confirmed by the occurrence of one or more uncertain future events that are, however, beyond the Group's influence. Current obligations can, moreover, represent contingencies if the likelihood of an outflow of resources is not strong enough to justify the creation of a provision and/or the level of the obligation cannot be estimated sufficiently reliably. The values assigned to contingencies correspond to the extent of liability that exists on the balance sheet date.

The contingent liabilities and other obligations below have been assigned nominal values.

€ million	2005	2004
Guarantees	**0.2**	0.0

Wacker Chemie AG has finance leases for its headquarters in Munich; the agreement is scheduled to lapse in 2012.

€ million	2005	2004
Minimum leasing payment within a year	8.2	8.0
Present value	5.7	5.3
Minimum leasing payment between one and five years	38.0	36.7
Present value	32.3	29.3
Minimum leasing payment of over five years	7.5	17.0
Present value	7.3	16.1
Minimum leasing payment	**53.7**	**61.7**
Present value	**45.3**	**50.7**
Minimum payments from subtenancies are expected to total	4.7	2.6

Operating leases are particularly used for motor vehicles and IT equipment. These leases generally last between three and five years. Tenancy agreements for office space, etc. last for much longer.

€ million	2005	2004
Obligations from rent and operating leases		
Due within one year	11.2	16.3
Due after between one and five years	12.1	17.1
Due after five years or more	3.6	1.7
	26.9	**35.1**
Thereof leasing payments based on operating leases	9.9	11.5
Obligations from orders for planned capital expenditures (contractual commitments)	138.4	177.5
Obligations related to subsequent purchase price payments	3.3	0.0

Wacker Chemie AG is, additionally, liable to the authorities for the proper recultivation of landfills and is obliged to provide the appropriate security. Provisions for recultivation amount to €8.3 million. Furthermore, the value of additional security is €10.4 million. Wacker Chemie AG has signed an agreement with joint-venture partners (DOW) to invest in China in coming years and to provide the necessary equity funds and/or loans. The Group receives government subsidies for investment measures. These subsidies must meet the condition that a certain number of jobs should be created or maintained at certain sites. If these contractual promises are not fulfilled, any funding received must be paid back either in full or in part. The Group's contractual promises are subject to a time limit.

19 Other

€ million	2005	2004
Expenses for materials	**−969.0**	**−858.6**
Thereof from continuing operations	−969.0	−847.2
Payroll expenses		
Wages and salaries	−702.5	−711.3
Social benefits and social aid funds	−126.3	−129.9
Pension plans	−39.0	−40.6
	−867.8	**−881.8**
Thereof from continuing operations	−867.8	−865.1

Social benefits are mainly the employer's share of social security and trade association contributions. Pension-plan expenses are mainly pension payments and transfers to pension provisions; related interest is shown in the financial result. Amounts transferred to external pension funds are also included here.

Real estate held as a financial investment

Wacker Chemie AG owns real estate at its former production site in Cologne, Germany. The real estate comprises land and infrastructure (energy, wastewater, etc.). The land is rented or on long-term lease; there is no finance lease. These assets, which are a separate table item, are measured according to the cost price model. They are subject to the same depreciation-method and useful-life principles as assets used for our own purposes. Third parties operate, maintain and look after this land and infrastructure in Cologne. Any third-party costs are charged directly to the tenants or leaseholders.

€ million	2005	2004
Fair value	14.0	14.0
Income from rent/operating leases	0.8	0.7
Costs	−0.2	−0.3

The fair value is based on our own estimates; it is reviewed by external experts every 3–4 years.

[20] Earnings per Share

		2005	2004
Average number of ordinary shares in issue	Number	49,544,933	52,152,600
Dividend per ordinary share entitled to a dividend	€	1.60	0.00
Annual earnings after minority interests	€ million	144.2	16.1
Earnings due to ordinary shares	€ million	144.2	16.1
Earnings per ordinary share	€	2.91	0.31
Continuing operations			
Annual earnings after minority interests	€ million	144.2	-11.6
Earnings due to ordinary shares	€ million	144.2	-11.6
Earnings per ordinary share	€	2.91	-0.22
Discontinued operations			
Annual earnings after minority interests	€ million	0.0	27.7
Earnings due to ordinary shares	€ million	0.0	27.7
Earnings per ordinary share	€	0.00	0.53

There was no diluted EPS in the year under review or in the prior year.

The average number of ordinary shares in issue fell because of the acquisition of own shares. Wacker Chemie AG's subscribed capital (capital stock) is €260,763,000. It consists of 52,152,600 non-par value shares (in total). This equates to a theoretical value of €5 per share. There are no different types of share; they are all ordinary shares. In the prior-year period, Wacker Chemie AG did not distribute any dividends.

The Executive Board of Wacker Chemie AG proposed the aforementioned dividend for fiscal 2005. The proposed dividend relates solely to shares entitled to a dividend, i.e. excluding any company-owned shares.
It is incumbent on the shareholders' meeting of Wacker Chemie AG to accept or reject the proposal. Subject to shareholder approval, an amount of €70,927,360 will be paid out for the total number of 44,329,600 non-par value shares not owned by the company.

7,823,000 of the total number of shares are held as own shares. Relative to subscribed capital, this corresponds to a value of €39,115,000. The purchase price for our own shares was €142,636,320.

Please refer to Note 27 for an explanation of Wacker Chemie AG's shareholder structure.

[21] Derivative Financial Instruments

Wacker Chemie AG is exposed to exchange, interest and raw materials price risks in the normal course of its business. The raw materials price risks that are hedged against stem principally from precious metals (platinum, gold, palladium) which are used as catalysts or for other purposes in the production process.

In those instances where Wacker Chemie AG hedges against these risks, it uses derivative financial instruments and in particular currency option and foreign exchange contracts, foreign exchange and interest rate swaps, and interest rate caps. Derivatives are used only if they are backed by positions, cash deposits and funding or scheduled transactions arising from operations (underlying transaction); the scheduled transactions also include anticipated but not yet invoiced sales in foreign currency.

Foreign exchange hedging is performed predominantly for the U.S. dollar, the Japanese yen and the Singapore dollar. In the case of foreign exchange hedging in the financial sector, the maturities of the receivables/liabilities are taken into account. Interest rate hedging is performed predominantly for the euro and the U.S. dollar; the maturities of the underlying transactions are the focus of attention.

Operative hedging in the sphere of foreign exchange relates to the receivables and liabilities already recognized, adopting time horizons generally of between three and four months; strategic hedging in addition covers future financial years. As well as receivables and liabilities in respect of third parties, intra-Group financial receivables and liabilities are hedged.

Wacker Chemie AG is exposed to a credit risk where derivatives have a positive market value and counterparties to a contract are unable to render performance. To restrict the exposure, transactions are conducted only within defined limits and with partners of very good creditworthiness. To enable risk management to be performed efficiently, the market risks within the Group are controlled centrally. The concluding and handling of transactions comply with internal guidelines and are subject to controls, taking account of the division of functions.

Nominal value is the net value of current derivative contracts. Market values are calculated on the maturity (repurchase) values of the derivatives at the balance sheet date. They are calculated on the basis of quoted prices or using standard accounting methods.

The derivatives are measured at market value irrespective of their stated purpose; they are reported in the balance sheet under other assets and other liabilities. Where permissible, we aim to apply hedge accounting for hedging currency exchange risks from future foreign exchange positions. In such instances, the changes in market value of foreign exchange contracts and the changes in the intrinsic value of currency options are recognized under equity, with no effect on net income until the underlying transaction takes place. The changes in the fair values of the derivatives are recognized in the income statement.

Depending on the nature of the hedging transaction, they are booked to income either under operating profit or, in the case of hedging of financial liabilities, under the interest result.

	Dec. 31, 2005		**Dec. 31, 2004**	
€ million	Nominal values	Market values	Nominal values	Market values
Foreign exchange derivatives	863.3	6.7	468.3	31.9
Interest rate derivatives	351.4	−24.0	383.2	−34.1
Other derivatives	3.3	0.0	3.1	0.1

The increase in the nominal values of foreign exchange derivatives is mainly due to the fact that hedging periods were extended beyond 15 months. The currency option transactions still open at the end of 2005 will mature in the course of the subsequent fiscal years (2006–2007).

The currency option volumes at the end of 2005 were US$812.5 million (put); US$95 million (call) and ¥1.8 billion (put).

As a hedge for one liability with a variable interest rate, a constant maturity swap with cap was used, where six-month Euribor rates are swapped against the five-year constant maturity swap rate. The nominal value of the derivative is €50 million; it matures in 2007. At the end of the year, the negative market value of the derivative (€–0.3 million) was recognized within the corresponding liability, as there was no scope for netting within the positions combined for measurement purposes.

A corresponding cross-currency swap was used as a cash flow hedge for one loan with a nominal value of US$70 million. The market value of the derivative is €24.6 million; it matures in mid-2006.

[22] Explanations on the Statement of Cash Flows

The statement of cash flows is calculated by the indirect method. The indirect calculation adjusts the relevant changes in balance-sheet items to remove any exchange-rate effects or changes in scope of consolidation. The changes to the relevant balance-sheet items therefore cannot be reconciled with the corresponding values based on the published consolidated balance sheets. The cash flow from investments shows the actual outflow of funds. The associated values therefore cannot be reconciled with the additions to assets in the consolidated balance sheet either.

If subsidiaries/business activities are acquired or sold, the influences therefrom are shown as separate items in the statement of cash flows.

The Group is financed mainly by bank loans granted in the form of loan commitments. Within the defined loan-commitment approval limits, our use of credit may be subject to considerable fluctuations both in a year and over several years.

These fluctuations cannot be interpreted as entering into and/or settling financial liabilities; consequently, only the changes in financial liabilities are shown in the statement of cash flows. Non-pagatory transactions in the statement of cash flows should be attributed to the segment "corporate functions/other" both in the year under review and in the prior-year period.

Net cash flow is the total cash flow from operations and investments.

Contained in the cash flow from operating activities are:

€ million	2005	2004
Tax payments	–69.7	–45.9
Interest payments	–41.6	–43.3
Interest income	5.1	6.1
Dividends received	5.4	6.7

23 Explanations on Segment Information

The section on segment information defines WACKER Group activities primarily by business division and secondarily by region. The distinction takes account of internal control functions and reporting as well as the different risk and income structures within the business divisions. The Management Report describes WACKER's primary segments in detail. WACKER's secondary segments are defined in the section on segments by region. The registered office determines the secondary segment to which a consolidated company is assigned.

Any activities not assigned to a primary segment are shown as "corporate functions/other." Results from currency translation which cannot be assigned to a segment are also shown in this item.

Balance-sheet and income-statement items are assigned to the primary segments in accordance with commercial discretion. Assets used jointly by several segments are shown generally under "corporate functions/other" unless they can be assigned clearly to a particular segment. A similar approach is adopted for borrowed funds.

Segment information is always based on the same disclosure and measurement methods as the consolidated financial statements. Receivables, liabilities, accruals, income, expenses and results between the segments are eliminated in consolidation.

Segment information was obtained as follows:

- Internal sales designate sales income generated between the segments. They are billed mainly on the basis of market prices or planned direct costs.
- EBIT corresponds to operating income plus or minus the equity result and other investment income.
- The section on financial income shows what makes up other investment income.
- Asset additions refer to intangible assets, property, plant and equipment, and financial investments.
- Depreciation/reversed depreciation refers to intangible assets, property, plant and equipment, and financial investments.
- Assets include all assets on the balance sheet. Lendings, cash and cash equivalents and deferred taxes are always allocated to the segment "corporate functions/other."
- All borrowed funds are shown as liabilities. The Group's financial liabilities are broken down in proportion to segment assets.
- Net assets correspond to equity capital.
- The Siltronic segment prepares its own consolidated financial statements. The figures in these statements are included largely unaltered in the Group's segment information. The breakdown rules (e.g. financial liabilities) between the other segments therefore do not apply to Siltronic.

[24] Key Group Companies

Capital share	in %
I. SUBSIDIARIES	
Germany	
Consortium für elektrochemische Industrie GmbH, Munich	100.00
DRAWIN Vertriebs-GmbH, Ottobrunn	100.00
Siltronic AG, Munich	100.00
Wacker-Chemie Holdings GmbH & Co. KG, Burghausen	100.00
Wacker Polymer Systems GmbH & Co. KG, Burghausen	80.00
Wacker-Chemie Dritte Venture GmbH, Munich	100.00
Wacker Biotech GmbH, Jena	100.00
Europe (excluding Germany)	
Wacker Chimie S.A.S., Lyon (France)	100.00
Wacker-Chemicals Ltd., Egham, Surrey (UK)	100.00
Wacker-Chemie Italia S.r.L., Peschiera Borromeo/Milan (Italy)	100.00
Siltronic Holding International B.V., Krommenie/Amsterdam (NL)	100.00
Wacker-Chemie Benelux B.V., Krommenie/Amsterdam (NL)	100.00
The Americas	
Wacker Chemical Corp., Adrian, Michigan (USA)	100.00
Siltronic Holding Corp., Portland, Oregon (USA)	100.00
Siltronic Corp., Portland, Oregon (USA)	100.00
Wacker Polymer Systems L.P., Allentown, Pennsylvania (USA)	100.00
Wacker Química do Brasil Ltda., São Paulo (Brazil)	100.00
Asia	
Siltronic Singapore Pte. Ltd., Singapore	100.00
Siltronic Japan Corp., Hikari (Japan)	100.00
Wacker Chemicals Hong Kong Ltd., Hong Kong (China)	100.00
Wacker Chemicals China Ltd., Hong Kong (China)	100.00
Wacker Metroark Chemicals Pvt. Ltd., Parganas (India)	51.00
Wacker Polymer Systems (ZJG) Co. Ltd., Zhangjiagang City (China)	100.00
Wacker Polymer Systems (WUXI) Co. Ltd., Wuxi (China)	80.00
Wacker Chemicals (Zhangjiagang) Co. Ltd., Zhangjiagang (China)	100.00
Wacker Chemicals (China) Company Ltd. (Holding), Shanghai (China)	100.00
II. COMPANIES CONSOLIDATED AT EQUITY	
AGENDA Vermögensverwaltungs GmbH i.L., Munich (Germany)	50.00
Air Products Korea Inc., Seoul (Korea)	35.00
Wacker Asahi Kasei Silicone Co. Ltd., Tokyo (Japan)	50.00
Dow Corning (ZJG) Holding Co. Private Ltd., Singapore	25.00
Wacker Dymatic (Shunde) Co. Ltd., Guangdong (China)	50.00
Air Products Resinas Holding S.A. de C.V., Queretaro (Mexico)	35.00
Planar Solutions L.L.C., Adrian, Michigan (USA)	50.00

€ million	2005	2004
Indicators for companies valued at equity		
Sales	86.4	74.5
Operating income	3.3	1.3
Net result	0.4	5.5
Balance sheet total	91.5	72.0
Equity capital	32.9	27.6
Financial liabilities	34.8	28.2

25 Discontinued Operations

€ million	2004
Effects on the balance sheet	
Fixed assets	54.4
Inventories	18.5
Trade receivables	13.3
Other assets	2.9
Total assets	**89.1**
Provisions and accruals	21.7
Financial liabilities	43.3
Other liabilities	10.1
Total liabilities	**75.1**
Effects on the income statement	
External sales	38.5
Internal sales	0.9
Total sales	**39.4**
Operating income	4.0
Disposal result	46.8
Disposal expenses	−5.3
Pre-tax result	**45.5**
Income tax	−17.8
Net result	**27.7**

The above-mentioned effects relating to the prior year are due to the disposal of CERAMICS operations. The cash flow effects from the disposal are included in the item "Disposal of business activities" in the gross cash flow and in "Income from disposal of business activities" in cash flow from investment activities.

The cash flow until removal from the Group (June 30, 2004) is structured as follows:

€ million	2004
Cash flow from operating activities (gross cash flow)	11.1
Cash flow from financing activities	−1.2
Net cash flow	**9.9**
Cash flow from financing activities	**Intra-Group actitivies**
Acquisition price for disposal of CERAMICS operations	105.1
Thereof paid in cash	61.8
Disposed cash and cash equivalents	0.1

26 Reconciliation IFRS/HGB

€ million	IFRS 2004	HGB 2004
INCOME STATEMENT COMPARISON		
Sales	2,504.3	2,542.8
Expenses/income	−2,405.1	−2,347.5
Operating result	**99.2**	**195.3**
Equity result/other investment result	11.2	11.2
Interest result	−36.5	−36.5
Other financial result	−11.1	−0.3
Limited partnership interests	−11.8	
Pre-tax result	**51.0**	**169.7**
Income tax	−62.4	−90.2
Result from continuing operations	**−11.4**	**79.5**
Net income from discontinued operations	27.7	
Result for the period	**16.3**	**79.5**
Net result due to minority shareholders	−0.2	−11.2
Consolidated result	**16.1**	**68.3**
RECONCILIATION		
Result for the period – HGB	**79.5**	
Limited partnership interests	−11.8	
Depreciation on fixed assets	−32.0	
Hedging result (changes in market value)	−5.3	
Accrued interest on provisions and accruals	−10.8	
Net income from discontinued operations	−15.1	
Leasing expenses for finance leases	8.0	
Deferred taxes	10.0	
Elimination of remaining difference	−5.7	
Other	−0.5	
Net result – IFRS	**16.3**	

€ million	IFRS 2004	HGB 2004
BALANCE SHEET COMPARISON		
Fixed assets	1,928.6	1,590.7
Inventories	366.9	366.1
Trade receivables	340.4	332.7
Other receivables and other assets	149.6	140.8
Cash and cash equivalents	24.7	24.7
Deferred taxes	5.2	0.0
Total assets	**2,815.4**	**2,455.0**
Equity capital	912.1	678.6
Minority shares in limited partnership capital	27.9	0.0
Accruals for pensions	336.3	282.3
Financial liabilities	872.3	851.4
Other provisions and accruals	271.4	372.4
Thereof deferred taxes	0.0	33.4
Trade liabilities	210.9	207.2
Other liabilities	136.6	63.1
Deferred taxes	47.9	0.0
Total capital	**2,815.4**	**2,455.0**

The **differences in fixed assets** are due to the following:

€ million	HGB 2004
Different depreciation methods (straight-line/declining-balance)	301.7
Capitalization of finance leases	30.6
Capitalization of future recultivation expenses	5.6
Total	**337.9**

The differences in liabilities are mainly based on valuation differences (calculation of liabilities in foreign currencies at current value instead of at purchase value) and partially on the omission of lump-sum adjustments.

The differences in other provisions and accruals/liabilities include changes to the content structure (deferred taxes as an individual item, accruals reported as liabilities instead of provisions), and – to a lesser extent – value adjustments and capitalization prohibitions as per IFRS.

The difference in financial liabilities relates to reporting differences (balance sheet extension).

€ million	IFRS 2004	HGB 2004
STATEMENT OF CASH FLOWS COMPARISON		
Profit for the period	16.3	79.5
Depreciation/reversed depreciation of fixed assets	344.0	312.0
Disposal of business activities	-46.8	-61.9
Changes in inventories	3.1	2.4
Changes in trade receivables	-21.6	-21.1
Changes in other current assets/current capital	72.4	55.5
Cash flow from operating activities (gross cash flow)	**367.4**	**366.4**
Investment in intangibles and property, plant and equipment	-356.6	-365.4
Income from disposal of business activities	105.1	105.1
Other investment changes	31.3	31.3
Cash flow from investment activities	**-220.2**	**-229.0**
Capital contribution (minority shareholders)		3.2
Withdrawal of limited partnership capital	-9.6	
Dividends paid to minority shareholders	-0.2	-13.0
Changes in financial liabilities	-135.2	-125.4
Cash flow from financing activities	**-145.0**	**-135.2**
Changes in cash flow (exchange rate/scope of consolidation)	-0.9	-0.9
Changes in cash and cash equivalents	**1.3**	**1.3**

The key changes are due to a different presentation of finance leases, which lead to liabilities being reported as financial liabilities. The differences within cash flow from operating activities relate to differing IFRS and HGB reporting regulations.

€ million	IFRS 2003	HGB 2003
EQUITY CAPITAL COMPARISON		
Fixed assets	2,019.0	1,628.7
Inventories	397.0	395.5
Trade receivables	340.0	333.7
Other receivables and other assets	134.6	120.0
Cash and cash equivalents	23.4	26.9
Deferred taxes	7.5	0.3
Total assets	**2,921.5**	**2,505.1**
Minority shares in limited partnership interests	26.0	0.0
Pension accruals	330.5	274.4
Financial liabilities	1,026.2	995.7
Other provisions and accruals	291.4	363.9
Thereof deferred taxes	0.0	0.0
Trade liabilities	182.9	175.9
Other liabilities	130.2	68.6
Deferred taxes	25.9	0.0
Borrowed funds	**2,013.1**	**1,878.5**
Equity capital (Dec. 31, 2003)	**908.4**	**626.6**

The reasons for deviations between IFRS and HGB at year-end 2003 are mainly due to the same reasons as stated earlier for 2004.

€ million	IFRS 2004	HGB 2004
EQUITY CAPITAL COMPARISON		
Equity capital (Dec. 31, 2003/Jan. 1, 2004)	908.4	626.6
Paid-in capital by minority shareholders	0.0	3.2
Dividends to minority shareholders	−0.2	−13.0
Profit for the period	16.3	79.5
Currency translation	−17.4	−17.3
Other changes	−0.2	−0.4
Changes in derivatives	5.2	
Equity capital Dec. 31, 2004	**912.1**	**678.6**

27 Related Party Disclosures

In accordance with IAS 24, parties that control, or are controlled by, Wacker Chemie AG must be named unless they are already included in Wacker Chemie AG's consolidated financial statements as a consolidated company.

Control exists when a shareholder has more than half the voting rights in Wacker Chemie AG or, based on provisions in the articles of association or on contractual arrangements, is able to control the financial and business policy of the WACKER Group's Executive Board.

In the year under review, the WACKER Group was affected by the disclosure duties under IAS 24 only in respect of the business relations with Wacker Chemie AG's shareholders and Executive and Supervisory Board members.

The benefit relations between Wacker Chemie AG and its majority shareholder, Dr. Alexander Wacker Familiengesellschaft mbH, are only of secondary importance.

Furthermore, WACKER Group companies did not conduct any reportable transactions whatsoever with members of Wacker Chemie AG's Executive or Supervisory Board or with other members of management in key positions or with companies on whose executive or supervisory committees these parties sit. This likewise applies to close family members of the aforementioned parties.

The company has acquired its own GmbH shares from Morgan Stanley AG or Morgan Stanley Inc. Dr. Alexander Wacker Familiengesellschaft mbH, Munich, informed Wacker Chemie AG on December 14, 2005, that it has a direct stake of over 50 percent in Wacker Chemie AG's capital stock.

Blue Elephant Holding GmbH, Pöcking, informed Wacker Chemie AG on December 12, 2005, that it has a direct stake of over 25 percent in Wacker Chemie AG's capital stock.

For further explanations, please refer to Note 20 (earnings per share).

Additionally, trade is conducted between some Group companies and their associated companies in the normal course of business. Business transactions are conducted at normal market terms and conditions.

€ million	**2005**	**2004**
Supervisory Board remuneration	0.6	0.5
Executive Board remuneration	4.9	3.0
Change in pension payments to active Executive Board members (DBO)	2.7	0.7
Change in pension payments to former members of the Executive Board or their dependants (DBO)	0.1	−0.8

The members of Wacker Chemie AG's Supervisory Board and Executive Board are listed on the following pages.

Munich, March 6, 2006
Wacker Chemie AG

Peter-Alexander Wacker   Rudolf Staudigl

Joachim Rauhut   Auguste Willems

SUPERVISORY BOARD

Dr. Karl Heinz Weiss
Chairman
Munich
Attorney

Anton Eisenacker*
Deputy Chairman
Perach
Certified Chemical Foreman

Peter Áldozó*
Burghausen
Technician

Dr. Werner Biebl
Munich
State Attorney General
(retired)

Gertrud Eberth-Heldrich
Munich
Attorney

Marko Fartelj*
Kirchdorf
Machine Operator

Uwe Fritz*
Altötting
District Head of the
Industrial Union IG
Bergbau, Chemie, Energie
Altötting

Eduard-Harald Klein*
Neuötting
Machine Operator

Robert J. Koehler
(to Sept. 26, 2005)
Wiesbaden
Chairman of Executive
Committee
SGL Carbon AG

Manfred Köppl*
Kirchdorf
Industrial Mechanic

Franz-Josef Kortüm
Stockdorf
Chairman of Board of
Management
Webasto AG

Seppel Kraus*
Munich
Regional Head of the
Industrial Union IG
Bergbau, Chemie, Energie
Bavaria/Munich

Prof. Dr. Stefan Leberfinger
Munich
Certified Public Accountant
Tax Consultant

Dr. Dirk Oldenburg
(to Sept. 26, 2005)
Frankfurt
Board Member
Aventis Pharma AG

Hans-Joachim Stadter*
Burghausen
Production Manager

Dr. Thomas Strüngmann
(from Sept. 26, 2005)
Tegernsee
Master of Business Administration

Dr. Bernd W. Voss
Kronberg i. T.
Member of Supervisory Board
Dresdner Bank AG

Prof. Dr. Ernst-Ludwig Winnacker
(from Sept. 26, 2005)
Munich
Professor of Biochemistry
at LMU, Munich
President of the German
Research Association

* Employee representative

EXECUTIVE BOARD

Dr. Peter-Alexander Wacker
President & CEO

Siltronic
WACKER POLYSILICON

Executive Personnel
Corporate Development
Corporate Communications
Corporate Auditing
Legal, Tax, Insurance

Dr. Rudolf Staudigl

WACKER SILICONES

Human Resources (Personnel Director)
Site Management
Environment, Chemicals, Safety
Corporate R&D
Corporate Intellectual Property

Asia

Auguste Willems
(from Jan. 1, 2006)

WACKER POLYMERS
WACKER FINE CHEMICALS

Corporate Engineering
Sales & Distribution

The Americas

Dr. Joachim Rauhut

Corporate Accounting
Corporate Controlling
Corporate Finance
Information Technology
Procurement & Logistics

Europe

DIVISIONS

Dr. Rainer Baumann
Corporate Development

Christian Bronisch
Legal, Tax, Insurance

Arno von der Eltz
WACKER POLYMERS

Alfred Höf
Sales & Distribution

Dr. Siegfried Kiese
Procurement & Logistics

Dr. Willi Kleine
Burghausen Plant

Dr. Tobias Ohler
Corporate Controlling

Folkhart Olschowy
Corporate Finance

Dr. Christoph von Plotho
WACKER SILICONES

Peter Polzer
Corporate Communications

Volker Radius
Corporate Engineering

Joachim Reichel
Information Technology

Ewald Schindlbeck
WACKER POLYSILICON

Dr. Gerhard Schmid
WACKER FINE CHEMICALS

Dr. Wilhelm Sittenthaler
Siltronic

Walter Vogg
Human Resources

Prof. Dr. Johann Weis
Corporate R&D

AUDITORS' REPORT

We have audited the consolidated financial statements – comprising the consolidated balance sheet, the consolidated income statement, the development of the equity capital, the statement of cash flows and the Notes – as well as the Group Management Report. They were prepared by Wacker Chemie AG for the business year from January 1, 2005 to December 31, 2005.

The company's legal representative is responsible for the preparation of the consolidated financial statements and the Group management report in accordance with IFRS, as applied in Europe, and with the supplementary regulations stipulated in § 315a Paragraph 1 HGB (German Commercial Code). It is our responsibility to express an opinion on the consolidated financial statements and the Group Management Report, basing this opinion on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB (German Commercial Code) and the generally accepted German standards for the audit of financial statements as set out by the German Institut der Wirtschaftsprüfer (IDW). These standards require us to plan and perform the audit in such a way that any misstatements are detected with reasonable clarity if they materially affect the portrayal of the net assets, financial position and profit presented – in accordance with the applicable accounting regulations – in either the consolidated financial statements or the Group Management Report. When we planned the audit procedure, we took into account our knowledge of the WACKER Group's business activities and the economic and legal environment, as well as potential error sources. During the audit, we mainly used spot checks to examine the effectiveness of the internal control system as it relates to this presentation of accounts, and the evidence supporting the disclosures in the consolidated financial statements and the Group Management Report. The audit includes an assessment of the individual financial statements of the consolidated companies, the scope of consolidation, accounting and principles, significant management assessments of the situation, and the overall presentation of the consolidated financial statements and Group Management Report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion and based on the audit, the consolidated financial statements conform to IFRS, as applied in Europe, and with the supplementary regulations stipulated in § 315a Paragraph 1 HGB (German Commercial Code). The consolidated financial statements give a true and fair view – under consideration of these stipulations – of the net assets, financial position and profit of the WACKER Group. The Group Management Report accurately reflects the consolidated financial statements and provides a suitable, overall understanding of the WACKER Group's position and appropriately presents the opportunities and risks of future developments.

Munich, March 10, 2006

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Hoyos	Rohrbach
Wirtschaftsprüfer	Wirtschaftsprüfer

REPORT OF THE SUPERVISORY BOARD

At its meetings, the Supervisory Board considered in depth the company's general situation, its financial position and its capital-investment plans, and received information about business development.

The financial statements and the Management Reports of Wacker Chemie AG and the WACKER Group were audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, and were approved without qualification.

The auditors have also found that the Executive Board has installed an effective information and monitoring system for risk management in line with WACKER's specific needs. The basic design of the system and the way it is actually used permit the early identification of any developments that pose a threat to the company's future.

The Supervisory Board, in consultation with the auditors, has examined the financial statements and Management Reports of Wacker Chemie AG and the WACKER Group.

After concluding its examination, it found no grounds for objection and approved the result of the auditors' report.

The financial statements of Wacker Chemie AG and the WACKER Group are hereby approved. Wacker Chemie AG's consolidated financial statements are thus finalized.

The Supervisory Board recommends that the shareholders meeting ratify the acts of the members of the Executive Board.

Munich, March 2006

The Supervisory Board

Dr. Karl Heinz Weiss
Chairman



WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 Munich
Germany
Tel: +49 89 62 79-0
Fax: +49 89 62 79-1770

www.wacker.com


END